                                               Filed Pursuant to Rule 424(b)(1)
                                                     Registration No. 333-74534
                                                     Registration No. 333-81518

PROSPECTUS

                                3,594,411 Shares

                                                  [SEACHANGE INTERNATIONAL LOGO]

                                  COMMON STOCK

                                  -----------

SeaChange International, Inc. is offering 3,384,411 shares and selling stockholders are offering 210,000 shares.

                                  -----------

Our common stock is listed on the Nasdaq National Market under the symbol "SEAC." On January 28, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $29.00 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                  -----------

                              PRICE $28.99 A SHARE

                                  -----------

                                          Underwriting              Proceeds to
                               Price to   Discounts and Proceeds to   Selling
                                Public     Commissions   SeaChange  Stockholders
                               --------   ------------- ----------- ------------
Per Share................... $     28.990  $    1.522   $    27.468  $   27.468
Total....................... $104,201,975  $5,470,694   $92,963,001  $5,768,280

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SeaChange International has granted the underwriters the right to purchase up to an additional 539,162 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on January 31, 2002.

                                  -----------

MORGAN STANLEY
             THOMAS WEISEL PARTNERS LLC
                         RBC CAPITAL MARKETS
January 28, 2002

                               TABLE OF CONTENTS

Page                                   Page
----                                   ----
Prospectus Summary...................    3
Risk Factors.........................    6
Special Note Regarding Forward-
 Looking Statements..................   13
Use of Proceeds......................   14
Price Range of Common Stock..........   14
Dividend Policy......................   14
Capitalization.......................   15
Summary Consolidated Financial Data..   16
Management Discussion and Analysis of
 Financial Condition and Results of
 Operations..........................   17

Business............................   29
Management..........................   40
Selling Stockholders................   42
Underwriters........................   43
Legal Matters.......................   45
Experts.............................   45
Where You Can Find More
 Information........................   45
Incorporation of Certain Information
 by Reference.......................   46
Index to Financial Statements.......  F-1

                               ----------------
   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, "SeaChange International," "we," "our" and "us" refer to SeaChange International, Inc.

                               PROSPECTUS SUMMARY

   The following summary is qualified by the more detailed information and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                            SEACHANGE INTERNATIONAL

   We are a leading developer, manufacturer and marketer of systems, known as video storage servers, that automate the management and distribution of long-form video streams, such as movies or other feature presentations, and short-form video streams, such as advertisements. We sell our products and services to cable system operators, including Adelphia, AOL Time Warner, AT&T, Cablevision, Charter Communications, Comcast and Cox Communications; telecommunications companies, including Qwest; and broadcast television companies, including The Ackerley Group, Echostar, Group W Broadcasting and United Pan-Europe Corporation. We believe that our digital video systems enable our customers to differentiate their service offerings to reduce subscriber turnover and access new revenue generating opportunities from subscribers, advertisers and electronic commerce initiatives. Using our systems, we believe our customers can increase their revenues by offering additional services such as video-on-demand movies and subscription video-on-demand programming, both of which allow subscribers to watch content at any time with pause, rewind and fast forward features. Our systems also allow our customers to insert targeted advertising segments, known as spot advertising, into their local cable programming. In addition, our systems enable cable system operators to offer other interactive television services that allow subscribers to customize and/or dynamically interact with their television viewing experience in a manner similar to that experienced with the use of a personal computer.

   Our digital video systems provide enhanced storage and retrieval capabilities, multi-channel content delivery and highly automated information and order processing. These technologies provide a foundation for products that can be deployed in next generation systems capable of increased levels of subscriber interactivity. Our technologies and systems mitigate the effects of electronic signal dispersion and offer higher image quality and greater reliability than analog tape based systems. We have received several awards for technological excellence, including an Emmy Award in 2001 for our patented MediaCluster technology.

   Our broadband or high bandwidth network segment includes our ITV System which digitally manages, stores and distributes digital video, allowing cable system operators and telecommunications companies to offer video-on-demand and other interactive television services, including interactive electronic advertising and retrieval of Internet content through the television. Our ITV System can be deployed in either a residential environment or a hotel environment to deliver a wide variety of video services. The ITV System delivers video-on-demand and other guest services, Internet access and personal computer games in the hotel environment, and our movie system provides long-form video storage and delivery for the pay-per-view movie markets. Since 2000, we have been selected to supply our ITV System in 22 domestic and international commercial deployments of video-on-demand systems, including deployments by five of the top seven cable system operators in the United States. We test and integrate our ITV System with the digital set top boxes, or hardware devices used to receive and unscramble television signals, of such manufacturers as Scientific Atlanta, Motorola, Pace, Pioneer and Sony Corporation.

   In addition to our ITV System, our broadband business segment includes our SPOT System, which is a system for the transmission of video content, known as a video insertion system, for digital advertisements and other short-form video. Based on currently available industry sources and our internal data, we believe our SPOT System is the leading video insertion system in the United States in the multi-channel television market for digital advertisements and other short-form video. Our system converts analog video forms such as advertisements and news updates to digital video forms, stores the digital video forms in remote or local storage devices known as digital libraries, and inserts them automatically into television network streams. The SPOT System provides high accuracy relative to the volume of video being played and high video image quality, and permits geographic and demographic specificity of advertisements. We believe our SPOT System reduces operating costs by automating the management and distribution process. Our Advertising Management Software product operates with our SPOT System to automate and simplify complex sales, scheduling and billing processes for the multi-channel television market. A majority of our customers for these products consist of major cable system operators and telecommunications companies in the United States. To date we have sold SPOT Systems to support over 25,000 channels throughout the world. We believe that the capabilities of our SPOT System will position us well as the opportunities to distribute advertisements into a wide variety of digital media platforms and the market for interactive advertising continues to increase.

   Our broadcast network business segment includes our Broadcast MediaCluster System, which allows broadcast television companies to directly transmit content, such as commercials and other programming for broadcast television companies, to their viewers through either single, multi-channel or satellite based delivery systems. We believe that our Broadcast MediaCluster System will eliminate the need for analog tape libraries and provide broadcasters with the automated storage and playback features that they require. Since 1998, we have installed our Broadcast MediaCluster System at customer locations including network affiliates and multi-channel operations in the United States, Europe and the Far East.

   We face significant challenges in our business, as the market in which we operate is intensely competitive and still emerging, meaning that the success of our business is contingent upon the widespread marketplace acceptance of our products and the technology on which they are based. Our customer base is highly concentrated among a limited number of customers and our five largest customers have accounted for approximately half of our revenues in each of the last five years. We also have single suppliers for some of our raw materials. Each of these factors, along with the challenges inherent in managing our growth, could limit our ability to grow and succeed in accordance with our business plan.

   We were incorporated in Delaware in July 1993. Our principal executive offices are located at 124 Acton Street, Maynard, Massachusetts 01754, and our telephone number is (978) 897-0100. Our web site is located at www.schange.com. The information contained on our web site is not incorporated by reference into this document and should not be considered a part of this prospectus. Our web site address is included in this document as an inactive textual reference only.

                                  THE OFFERING

 Common stock offered by SeaChange................... 3,384,411
 Common stock offered by the selling stockholders.... 210,000
 Common stock to be outstanding after this offering.. 26,346,826
 Use of proceeds..................................... General corporate purposes, including
                                                      potential acquisitions.
                                                      See "Use of Proceeds."
 Nasdaq National Market Symbol....................... "SEAC"

   We calculated the number of shares of common stock to be outstanding after this offering based on the number of shares outstanding on October 31, 2001. This number excludes shares of common stock issuable upon exercise of warrants and an aggregate of 8,086,977 shares of common stock that we have reserved for issuance under our stock option plans, of which 3,503,315 were subject to outstanding options as of October 31, 2001 at a weighted average price of $18.88 per share. Unless otherwise specified, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                             Year ended                                       Nine months ended
                             December 31,    One month ended                     October 31,
                          ------------------   January 31,      Year ended    -----------------
                            1998      1999        2000       January 31, 2001   2000     2001
                          --------  -------- --------------- ---------------- -------- --------
Consolidated Statement of
  Operations Data:
Revenues................  $ 72,924  $ 85,221     $ 1,710         $ 98,468     $ 72,686 $ 82,401
Gross profit (loss).....    23,541    31,370        (368)          39,742       29,372   31,549
Income (loss) from
 operations.............    (7,596)      454      (3,623)            (385)       1,655   (2,189)
Net income (loss) before
 cumulative effect of
 change in accounting
 principle..............    (4,572)      497      (2,458)              93        1,105   (1,714)
Net income (loss).......    (4,572)      497      (2,458)          (1,007)           5   (1,714)
Earnings (loss) per
 share before cumulative
 effect of change in
 accounting principle:
  Basic.................  $  (0.24) $   0.02     $ (0.12)        $   0.00     $   0.05 $  (0.08)
  Diluted...............  $  (0.24) $   0.02     $ (0.12)        $   0.00     $   0.05 $  (0.08)
Earnings (loss) per
 share:
  Basic.................  $  (0.24) $   0.02     $ (0.12)        $  (0.05)    $   0.00 $  (0.08)
  Diluted...............  $  (0.24) $   0.02     $ (0.12)        $  (0.05)    $   0.00 $  (0.08)

   In April 2000, our board of directors voted to change our fiscal accounting year from December 31 to January 31. The as adjusted consolidated balance sheet data below reflects our sale of 3,384,411 shares of common stock in this offering at a public offering price of $28.99 per share.

                                                              As of October 31,
                                                                    2001
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
Consolidated Balance Sheet Data:
Working capital............................................. $37,593  $130,057
Total assets................................................  91,406   183,870
Long-term liabilities.......................................   6,442     6,442
Deferred revenue............................................   9,362     9,362
Total liabilities...........................................  35,556    35,556
Total stockholders' equity..................................  55,850   148,314

                                 RISK FACTORS

   You should carefully consider the following risks before investing in our common stock. If any of the following risks come to fruition, our business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the accompanying notes.

   Our future success is dependent on the development of the emerging video-on-demand market and if video-on-demand does not gain broad market acceptance, our business may not grow as we have planned.

   While our revenue growth to date has been primarily from sales of our digital advertisement insertion products and related services, we believe our future revenue growth will come predominately from sales and services related to our video-on-demand products. The video-on-demand market is in the emerging stages of development and involves a limited number of cable system operators. The success of this market requires that cable system operators, particularly the seven largest domestic cable system operators, continue to upgrade their cable networks to support digital two-way transmission service and successfully market video-on-demand and similar services to their cable television subscribers. Cable system operators have only begun commercial deployment of video-on-demand service to residential cable subscribers within the past year and, accordingly, to date our digital video systems have been commercially available only to a limited number of subscribers. As a result, the ability of our digital video systems to support a substantial number of subscribers is commercially unproven. If cable system operators fail to make the capital expenditures necessary to upgrade their networks or determine that broad deployment of video-on-demand services is not viable as a business proposition or if our digital video systems cannot support a substantial number of subscribers while maintaining a high level of performance, our revenues will not grow as we have planned.

   Because our customer base is highly concentrated among a limited number of large customers, the loss of or reduced demand of these customers could have a material adverse effect on our business, financial condition and results of operations.

   Our customer base is highly concentrated among a limited number of large customers, and, therefore, a limited number of customers account for a significant percentage of our revenues in any year. Our five largest customers have accounted for approximately half of our revenues in each of the past five years. We generally do not have written continuing purchase agreements with our customers and do not generally have written agreements that require customers to purchase fixed minimum quantities of our products. Our sales to specific customers tend to vary significantly from year to year depending upon these customers' budgets for capital expenditures and new product introductions. We believe that a significant amount of our revenues will continue to be derived from a limited number of large customers. The loss of, or reduced demand for products or related services from, any of our major customers could have a material adverse effect on our business, financial condition and results of operations.

   Cancellation or deferral of purchases of our products could cause our operating results to be below the expectations of the public market stock analysts who cover our stock, resulting in a decrease in the market price of our common stock.

   We derive a substantial portion of our revenues from products that have a selling price in excess of $200,000. Therefore, any significant cancellation or deferral of purchases of our products could have a material adverse effect on our business, financial condition and results of operations in any particular quarter due to the resulting decrease in revenue and our relatively fixed costs. In addition, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected because our expense levels are based, in part, on our expectations as to our future revenues, and we may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Because of these factors, in some future quarter our operating results may be below the expectations of public market analysts and investors which may adversely affect the market price of our common stock.

   Seasonal trends may cause our quarterly operating results to fluctuate, making period-to-period comparisons of our operating results meaningless.

   We have experienced significant variations in the revenue, expenses and operating results from quarter to quarter and these variations are likely to continue. We believe that fluctuations in the number of orders being placed from quarter to quarter are principally attributable to the buying patterns and budgeting cycles of cable system operators and broadcast companies, the primary buyers of the digital advertising systems and broadcast systems, respectively. We expect that there will continue to be fluctuations in the number and value of orders received. As a result, our results of operations have in the past and likely will, at least in the near future, fluctuate in accordance with this purchasing activity making period-to-period comparisons of our operating results meaningless. In addition, because these factors are difficult for us to forecast, our business, financial condition and results of operations for one quarter or a series of quarters may be adversely affected and below the expectations of public market analysts and investors, resulting in a decrease in the market price of our common stock.

   Due to the lengthy sales cycle involved in the sale of our products, our quarterly results may vary and should not be relied on as an indication of future performance.

   Digital video, movie and broadcast products are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of these products typically requires coordination and agreement among a potential customer's corporate headquarters and its regional and local operations. For these and other reasons, the sales cycle associated with the purchase of our digital video, movie and broadcast products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which we have little or no control. Based upon all of the foregoing, we believe that our quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of our results of operations are not necessarily meaningful and that, in any event, these comparisons should not be relied upon as indications of future performance.

   If there were a decline in demand or average selling prices for our broadband products, including our ITV System and SPOT System, our revenues would be materially affected.

   We expect our broadband products to continue to account for a significant portion of our revenues. Accordingly, a decline in demand or average selling prices for our broadband products, whether as a result of new product introductions by others, price competition, technological change, inability to enhance the products in a timely fashion, or otherwise, would have a material adverse effect on our business, financial condition and results of operations.

   If we are unable to manage our growth and the related expansion in our operations effectively, our business may be harmed through a decreased ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees.

   Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires effective planning and management. Not only are we growing in size, but we are also continuing to transition towards greater reliance on our video-on-demand products for an increased portion of our revenue. Our growth has placed, and our anticipated future operations will continue to place, a significant strain on our management, administrative, operational and other resources. To manage future growth effectively, we must continue to improve our management and operational controls, enhance our reporting systems and procedures, integrate new personnel and manage expanded operations. A failure to manage our growth may harm our business through a decreased ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees upon which our business is dependent.

   If content providers, such as movie studios, limit the scope of content licensed for use in the digital video-on-demand market, our business, financial condition and results of operations could be negatively affected because the market for our products would be more limited than we currently believe and have communicated to the financial markets.

   The success of the video-on-demand market is contingent on content providers, such as movie studios, permitting their content to be licensed for use in this market. Content providers may, due to concerns regarding either or both marketing and illegal duplication of the content, limit the extent to which they provide content to the video-on-demand market. A limitation of content for the video-on-demand market would indirectly limit the market for our ITV System which is used in connection with that market.

   If we are unable to successfully introduce to our marketplace new products or enhancements to existing products, our financial condition and operating results may be adversely affected by a decrease in purchases of our products.

   Because our business plan is based on technological development in the form of both development of new products and enhancements to our existing products, our future success is dependent on our successful introduction to the marketplace of these products and enhancements. In the future we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these and other new products and enhancements, or find that our new products and enhancements do not adequately meet the requirements of the marketplace or achieve market acceptance. Announcements of currently planned or other new product offerings may cause customers to defer purchasing our existing products. Moreover, despite testing by us and by current and potential customers, errors or failures may be found in our products, and, even if discovered, may not be successfully corrected in a timely manner. These errors or failures could cause delays in product introductions and shipments, or require design modifications that could adversely affect our competitive position. Our inability to develop new products or enhancements on a timely basis or the failure of these new products or enhancements to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations.

   Because we purchase certain of the components used in manufacturing our products from sole suppliers and we use a limited number of third party manufacturers to manufacture our products, our business, financial condition and results of operation could be materially adversely affected by a failure of these suppliers or manufacturers.

   Certain key components of our products are currently purchased from a sole supplier, including a computer chassis manufactured by Trimm Technologic Inc., a different computer chassis manufactured by JMR Electronics, Inc., an interface controller video transmission board manufactured by Cyclone Microsystems, Inc., a switch chassis manufactured by Ego Systems, a decoder card manufactured by Vela Research, Inc. and an encoder card manufactured by Optibase, Inc. We have in the past experienced quality control problems, where products did not meet specifications or were damaged in shipping, and delays in the receipt of these components. These problems were generally of short duration and did not have a material adverse effect on us. However, we may in the future experience similar types of problems which could be more severe or more prolonged. While we believe that there are alternative suppliers available for these components, we believe that the procurement of these components from alternative suppliers could take up to four months. In addition, these alternative components may not be functionally equivalent or may be unavailable on a timely basis or on similar terms. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

   In addition, we rely on a limited number of third parties who manufacture certain components used in our products. While to date there has been suitable third party manufacturing capacity readily available at acceptable quality levels, in the future there may not be manufacturers that are able to meet our future volume or quality requirements at a price that is favorable to us. Any financial, operational, production or quality assurance difficulties experienced by these third party manufacturers that result in a reduction or interruption in supply to us could have a material adverse effect on our business, financial condition and results of operations.

   If we are unable to successfully compete in our marketplace, our financial condition and operating results may be adversely affected.

   We currently compete against both computer companies offering video server platforms and more traditional analog video playback systems. In the digital advertisement insertion market, we compete against suppliers of both analog tape-based and digital systems.

   Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including computer hardware and software companies and television equipment manufacturers, may enter those markets, thereby further intensifying competition. Increased competition could result in price reductions and loss of market share which would adversely affect our business, financial condition and results of operations. Many of our current and potential competitors have greater financial, selling and marketing, technical and other resources than we do. Moreover, our competitors may also foresee the course of market developments more accurately than we. Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining these advantages will require a continued high level of investment by us in research and product development, marketing and customer service and support. In the future we may not have sufficient resources to continue to make these investments or to make the technological advances necessary to compete successfully with our existing competitors or with new competitors.

   If we are unable to compete effectively, our business, prospects, financial condition and operating results would be materially adversely affected because of the difference in our operating results from the assumptions on which our business model is based.

   If we fail to respond to rapidly changing technologies related to digital video, our business, financial condition and results of operations would be materially adversely affected because the competitive advantage of our products relative to those of our competitors would decrease.

   The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. Future technological advances in the television and video industries may result in the availability of new products or services that could compete with the solutions provided by us or reduce the cost of existing products or services, any of which could enable our existing or potential customers to fulfill their video needs better and more cost efficiently than with our products. Our future success will depend on our ability to enhance our existing digital video products, including the development of new applications for our technology, and to develop and introduce new products to meet and adapt to changing customer requirements and emerging technologies. In the future, we may not be successful in enhancing our digital video products or developing, manufacturing and marketing new products which satisfy customer needs or achieve market acceptance. In addition, there may be services, products or technologies developed by others that render our products or technologies uncompetitive, unmarketable or obsolete, or announcements of currently planned or other new product offerings either by us or our competitors that cause customers to defer or fail to purchase our existing solutions.

   Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from third-party challenges.

   Our success and ability to compete depends upon our ability to protect our proprietary technology that is incorporated into our broadband and broadcast products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have one issued patent, we cannot assure you that any additional patents will be issued or that the issued patent will not be invalidated. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. If competitors are able to use our technology, our ability to compete effectively could be harmed.

   We have been and in the future could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant costs.

   In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We have been and currently are involved in significant intellectual property litigation, and we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention away from our operations.

   Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, any potential intellectual property litigation also could force us to stop selling, incorporating or using the products that use the infringed intellectual property or obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although this license may not be available on reasonable terms, or at all, or redesign those products that use the infringed intellectual property. If we are forced to take any of the foregoing actions, our business may be seriously harmed. You should refer to "Business--Legal Proceedings" for a more detailed description of intellectual property litigation relating to our MediaCluster technology.

   Because our business is susceptible to risks associated with international operations, we may not be able to maintain or increase international sales of our products.

   International sales have accounted for approximately 15% to 20% of our revenues in each of the past five years. We expect that international sales will account for a significant portion of our business in the future. However, in the future we may be unable to maintain or increase international sales of our products. International sales are subject to a variety of risks, including:

  . difficulties in establishing and managing international distribution channels;

  . difficulties in selling, servicing and supporting overseas products and in translating products into foreign languages;

  . the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property;

  .  multiple and possibly overlapping tax structures;

  .  currency and exchange rate fluctuations; and

  .  economic or political changes in international markets.

   Future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

   As part of our business strategy, we may seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

  . difficulties in assimilation of acquired personnel, operations, technologies or products which may affect our ability to develop new products and services and compete in our rapidly changing marketplace due to a resulting decrease in the quality of work and innovation of our employees upon which our business is dependent; and

  . adverse effects on our existing business relationships with suppliers and customers, which may be of particular importance to our business because our customer base is highly concentrated among a limited number of large customers and we purchase certain of the components used in manufacturing our product from a sole supplier and we use a limited number of third party manufacturers to manufacture our product.

   In addition, if we consummate acquisitions through an exchange of our securities, our existing stockholders could suffer significant dilution. Any future acquisitions, even if successfully completed, may not generate any additional revenue or provide any benefit to our business.

   The success of our business model could be influenced by changes in the regulatory environment, such as changes that either would limit capital expenditures by television operations or reverse the trend towards deregulation in the industries in which we compete.

   The telecommunications and television industries are subject to extensive regulation which may limit the growth of our business, both in the United States and other countries. The growth of our business internationally is dependent in part on deregulation of the telecommunications industry abroad similar to that which has occurred in the United States and the timing and magnitude of which is uncertain. Cable system operators are subject to extensive government regulation by the Federal Communications Commission and other federal and state regulatory agencies. These regulations could have the effect of limiting capital expenditures by cable system operators and thus could have a material adverse effect on our business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations, changes in the interpretation of existing regulations or a reversal of the trend toward deregulation in these industries could adversely affect our customers, and thereby materially adversely affect our business, financial condition and results of operations.

   We may not be able to hire and retain highly skilled employees, particularly managerial, engineering, selling and marketing, finance and manufacturing personnel, which could affect our ability to compete effectively because our business is technology-based and there is a shortage of these employees within the New England area.

   Our success depends to a significant degree upon the continued contributions of our key management, engineering, selling and marketing and manufacturing personnel, many of whom would be difficult to replace given the shortage within the New England area of qualified persons for these positions. We do not have employment contracts with our key personnel. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, selling and marketing, finance and manufacturing personnel, as our business is technology-based. Because competition for these personnel is intense, we may not be able to attract and retain qualified personnel in the future. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly software engineers and sales personnel, could have a material adverse effect on our business, financial condition and results of operations because our business is technology-based.

   Increasing political and social turmoil, such as terrorist and military actions, increase the difficulty for us, our vendors and our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operation.

   Recent political and social turmoil, including the terrorist attacks of September 11, 2001, can be expected to put further pressure on economic conditions in the United States and worldwide. The political, social and economic conditions make it difficult for us, our vendors and our customers to accurately forecast and plan future business activities. Our business, financial condition and results of operations may be materially adversely affected by a fluctuation in revenue relative to our forecasted value, as we may not be able to vary our incurred expenses in response to revenue actually realized.

   Our management may apply the proceeds of this offering to uses that do not enhance our financial results or market value.

   Our management will have considerable discretion in the application of the net proceeds from this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not enhance our financial results or our market value. Pending any application of the net proceeds, they may be placed in investments that do not produce income or that lose value.

   The market price of our common stock may be materially adversely affected by market volatility.

   The market price of our common stock has been and is likely to continue to be highly volatile and may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control. In particular, the announcement of any significant customer developments, or our failure to achieve expected financial results could have a material adverse effect on our stock price.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management Discussion and Analysis of Financial Condition and Results of Operations," "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "intends," "predicts," "future," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, statements regarding the development of the video-on-demand and interactive advertising markets, product enhancements, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled "Risk Factors." You should specifically consider the numerous risks outlined under "Risk Factors."

   Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as otherwise required by law, we are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of the 3,384,411 shares of common stock offered by us at a public offering price of $28.99 per share will be approximately $92.5 million after deducting estimated offering expenses of $500,000 and the underwriting discounts and commissions payable by us. See "Underwriters." We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. See "Selling Stockholders."

   The principal purposes of this offering are to obtain additional working capital and create a larger public float for our common stock.

   We expect to use the net proceeds from the sale of shares of common stock offered by us for general corporate purposes, including for working capital and capital expenditures. We may use a portion of the net proceeds to acquire or make investments in businesses, products or technologies that we believe will complement our current or future business. While we continuously evaluate potential transactions and transaction prospects, we do not currently have agreements or commitments with respect to any acquisition or investment. We will retain broad discretion in the allocation of the net proceeds of this offering. Pending such uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "SEAC." The following table sets forth the high and low closing sale prices for the Common Stock for the periods indicated, as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                   ----- -----
   Three Month Period Ended:
     April 30, 1999............................................... $7.83 $5.08
     July 31, 1999................................................ 14.21  6.00
     October 31, 1999............................................. 13.33  8.75
     January 31, 2000............................................. 46.75 12.33
   Fiscal 2001:
     Fiscal quarter ended April 30, 2000.......................... 73.50 30.00
     Fiscal quarter ended July 31, 2000........................... 41.19 21.08
     Fiscal quarter ended October 31, 2000........................ 40.75 19.06
     Fiscal quarter ended January 31, 2001........................ 34.75 16.38
   Fiscal 2002:
     Fiscal quarter ended April 30, 2001.......................... 26.25 10.38
     Fiscal quarter ended July 31, 2001........................... 27.18 14.63
     Fiscal quarter ended October 31, 2001........................ 29.30 15.29
     Fiscal quarter ended January 31, 2002 (through January 28,
      2002)....................................................... 37.78 25.75

   On January 28, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $29.00.

                                DIVIDEND POLICY

   We have not paid any cash dividends on our capital stock since our inception, and do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings for use in the operation and expansion of the business.

                                CAPITALIZATION

   The following table sets forth our capitalization as of October 31, 2001. The as adjusted information reflects both the issuance and sale of the 3,384,411 shares of common stock offered by us in this offering at a public offering price of $28.99 per share and the application of the net proceeds we expect to receive from this offering. The outstanding share information excludes shares of common stock issuable upon exercise of warrants and an aggregate of 3,503,315 shares of common stock issuable on exercise of outstanding options as of October 31, 2001 with a weighted average price of $18.88 per share. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus.

                                                            As of October 31,
                                                                  2001
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands,
                                                           except share data)
Long-term liabilities..................................... $ 6,442   $  6,442
Stockholders' Equity:
 Preferred stock, $.01 par value; 5,000,000 shares
  authorized, no shares issued and outstanding............      --         --
 Common stock, $.01 par value; 100,000,000 shares
  authorized, 22,962,415 shares issued and outstanding,
  actual; 26,346,826 shares issued and outstanding, as
  adjusted................................................     230        264

 Additional paid-in capital...............................  63,630    156,060
 Deferred equity discount.................................  (1,187)    (1,187)
 Accumulated deficit......................................  (6,619)    (6,619)
 Accumulated other comprehensive loss.....................    (204)      (204)
                                                           -------   --------
  Total stockholders' equity..............................  55,850    148,314
                                                           -------   --------
    Total capitalization.................................. $62,292   $154,756
                                                           =======   ========

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The consolidated statement of operations data for the twelve months ended December 31, 1998 and 1999, the one month ended January 31, 2000 and the twelve months ended January 31, 2001 and the balance sheet data as of December 31, 1999, January 31, 2000 and January 31, 2001 have been derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and that are included elsewhere in this prospectus. The financial data for the nine-month periods ended October 31, 2000 and 2001 and as of October 31, 2001 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of our financial position and our results of operations for those periods. The historical results are not necessarily indicative of results to be expected for any future period. On January 31, 2001, we implemented the SAB 101 guidelines promulgated by the Securities and Exchange Commission, retroactive to the beginning of the year. The pro forma results for prior periods presented below were calculated assuming the accounting change was made retroactively to all prior periods presented.

                              Year ended        One month               Nine months ended
                             December 31,         ended    Year ended      October 31,
                          -------------------- January 31, January 31, --------------------
                            1998       1999       2000        2001        2000       2001
                          ---------  --------- ----------- ----------- ----------- --------
                                       (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues:
 Systems................   $ 58,033  $ 68,457   $    226    $ 74,986    $ 55,794   $ 60,829
 Services...............     14,891    16,764      1,484      23,482      16,892     21,572
                          ---------  --------   --------    --------    --------   --------
                             72,924    85,221      1,710      98,468      72,686     82,401
Costs of revenues:
 Systems................     35,772    38,889        633      39,928      30,043     35,208
 Services...............     13,611    14,962      1,445      18,798      13,271     15,644
                          ---------  --------   --------    --------    --------   --------
                             49,383    53,851      2,078      58,726      43,314     50,852
Gross profit (loss).....     23,541    31,370       (368)     39,742      29,372     31,549
Operating expenses:
 Research and
  development...........     15,763    16,302      1,764      20,283      14,456     17,560
 Selling and
  marketing.............      8,566     8,595      1,034      12,472       8,284     10,599
 General and
  administrative........      6,132     5,335        457       7,372       4,977      5,579
 Restructuring of
  operations............        676       --         --          --          --         --
 Acquisition costs......        --        684        --          --          --         --
                          ---------  --------   --------    --------    --------   --------
                             31,137    30,916      3,255      40,127      27,717     33,738
Income (loss) from
 operations.............     (7,596)      454     (3,623)       (385)      1,655     (2,189)
Interest income
 (expense), net.........        235        28          9        (212)        (30)      (332)
                          ---------  --------   --------    --------    --------   --------
Income (loss) before
 income taxes and
 cumulative effect of
 change in accounting
 principle..............     (7,361)      482     (3,614)       (597)      1,625     (2,521)
Provision (benefit) for
 income taxes...........     (2,789)      (15)    (1,156)       (690)        520       (807)
                          ---------  --------   --------    --------    --------   --------
Income (loss) before
 cumulative effect of
 change in accounting
 principle..............     (4,572)      497     (2,458)         93       1,105     (1,714)
Cumulative effect of
 change in accounting
 principle, net of tax
 of $732................        --        --         --       (1,100)     (1,100)       --
                          ---------  --------   --------    --------    --------   --------
   Net income (loss)....  $  (4,572) $    497   $ (2,458)   $ (1,007)   $      5    $(1,714)
                          =========  ========   ========    ========    ========   ========
Earnings (loss) per
 share before cumulative
 effect of change in
 accounting principle:
   Basic................  $   (0.24) $   0.02   $  (0.12)   $   0.00    $   0.05   $  (0.08)
   Diluted..............  $   (0.24) $   0.02   $  (0.12)   $   0.00    $   0.05   $  (0.08)
Earnings (loss) per
 share:
   Basic................  $   (0.24) $   0.02   $  (0.12)   $  (0.05)   $   0.00   $  (0.08)
   Diluted..............  $   (0.24) $   0.02   $  (0.12)   $  (0.05)   $   0.00   $  (0.08)
Weighted-average common
 shares:
   Basic................     18,982    20,883     21,269      21,745      21,668     22,796
   Diluted..............     18,982    21,774     21,269      23,234      23,170     22,796
Pro forma amounts
 assuming the change in
 accounting principle is
 applied retroactively:
 Revenue................  $  71,790  $ 85,052   $  2,144    $ 98,468
 Net income (loss)......     (5,276)      323     (2,163)         93
 Basic earnings (loss)
  per share.............      (0.28)     0.02      (0.10)       0.00
 Diluted earnings
  (loss) per share......      (0.28)     0.01      (0.10)       0.00
                          As of December 31,      As of January 31,       As of
                          -------------------- ----------------------- October 31,
                            1998       1999       2000        2001        2001
                          ---------  --------- ----------- ----------- -----------
Consolidated Balance
 Sheet Data:
 Working capital........  $  22,871  $ 23,365   $ 20,983    $ 28,819    $ 37,593
 Total assets...........     54,527    62,304     56,712      88,253      91,406
 Long-term
  liabilities...........      1,027     1,231      1,144       3,934       6,442
 Deferred revenue.......      3,939     4,380      6,292       8,435       9,362
 Total liabilities......     23,207    27,963     24,761      42,951      35,556
 Total stockholders'
  equity................     31,320    34,341     31,951      45,302      55,850

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis together with our financial statements, related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to competitive factors and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a leading developer, manufacturer and marketer of systems, known as video storage servers, that automate the management and distribution of long-form video streams, such as movies or other feature presentations, and short-form video streams, such as advertisements.

   We have three reportable segments: broadband systems, broadcast systems and services. The broadband systems segment includes products, such as our digital advertising and video-on-demand products, that digitally manage, store and distribute digital video for cable system operators and telecommunications companies. The broadcast systems segment includes products for the storage, archival, on-air playback of advertising and other video programming for the broadcast television industry. Our system revenues are comprised of sales of our broadband and broadcast systems. The service segment is comprised of revenue related to product development contracts, installation, training, product maintenance and technical support for all of the above systems, and content which is distributed by the broadband product segment.

   Revenues from sales of systems are recognized upon shipment provided title and risk of loss have passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection of the related receivable is probable. Installation, project management and training revenue is deferred and recognized as these services are performed. Revenue from technical support and maintenance is deferred and recognized ratably over the period of the related agreements, generally twelve months. Customers are billed for installation, project management, training and maintenance at the time of the product sale. Revenue from content fees, primarily movies, is recognized based on the volume of monthly purchases that are made by hotel guests. Revenue from product development contract services is recognized based on the time and materials incurred to complete the work.

   Our transactions frequently involve the sales of systems and services under multiple element arrangements. Systems sales always include at least one year of free technical support and maintenance services. Revenue under multiple element arrangements is allocated to all elements except systems based upon the fair value of those elements. The amounts allocated to training, project management, technical support and maintenance and content fees is based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to installation revenue is based upon hourly rates and the estimated time required to complete the service. The amount allocated to systems is done on a residual method basis. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to systems revenue. Installation, training and project management services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products.

   We have experienced fluctuations in our systems revenues from quarter to quarter due to the timing of receipt of customer orders and the shipment of those orders. The factors that impact the timing of receipt of customer orders include among other factors: (1) the customer's obtaining authorized signatures on their purchase orders; (2) budgetary approvals within the customer's company for capital purchases; and (3) the ability to process the purchase order within the customer's organization in a timely manner. Factors that may impact the shipment of customer orders include: (1) the availability of material to produce the product; and (2) the time required to produce and test the system before delivery. Because the average sales price of our system is high, the delay in the timing of receipt and shipment of any one customer order can result in quarterly fluctuations in our revenue.

   Our results are significantly influenced by a number of factors, including our pricing, the costs of materials used in our products and the expansion of our operations. We price our products and services based upon our costs as well as in consideration of the prices of competitive products and services in the marketplace. The costs of our products primarily consist of the costs of components and subassemblies that have generally declined over time. As a result of the growth of our business, our operating expenses have increased in the areas of research and development, selling and marketing, customer service and support and administration.

   On December 30, 1999, we acquired all of the outstanding capital stock of Digital Video Arts, Ltd. in exchange for 330,000 shares of our common stock using an exchange ratio of 0.033 of one share of our common stock for each share of Digital Video Arts. The acquisition was accounted for as a pooling of interests. Digital Video Arts is a developer of custom software products specializing in digital video and interactive television. As a result of the acquisition, Digital Video Arts became our wholly-owned subsidiary. The accompanying consolidated financial statements for all the periods presented have been restated to include the results of operations, financial position and cash flows of Digital Video Arts.

Results of Operations

Nine Months Ended October 31, 2001 Compared to the Nine Months Ended October 31, 2000

   Systems Revenues. Our systems revenues consist of sales of our broadband and broadcast products. Systems revenues increased 9% to $60.8 million in the nine months ended October 31, 2001 from $55.8 million in the nine months ended October 31, 2000. Revenues from the broadband segment, which accounted for 58% and 54% of total revenues in the nine months ended October 31, 2001 and 2000, respectively, increased to $48.2 million for the comparable period in 2001 as compared to $39.3 million for the comparable period in 2000. Interactive television system revenues were $32.8 million for the nine months ended October 31, 2001 as compared to $10.0 million in the comparable period in the prior year primarily due to the initial deployment of residential video-on-demand systems in the United States for cable operators. As of October 31, 2001, the balance of the deferred equity discount was $1.2 million. Included in the interactive television systems revenue for the nine months ended October 31, 2001 was the amortization of $1.1 million related to the deferred equity discount associated with the Comcast equity investment. Digital advertising system revenues were $15.3 million for the nine months ended October 31, 2001 as compared to $29.3 million in the prior year. The decrease resulted primarily from the decline in the number of expansion systems purchased by U.S. cable operators. Broadcast system segment revenues were $12.7 million in the nine months ended October 31, 2001 as compared to $16.5 million in the nine months ended October 31, 2000. The decrease in broadcast revenues is primarily attributable to a decrease in capital expenditures by broadcast companies that we believe is tied to declining advertising revenues earned by those companies. We expect future revenue growth, if any, to come principally from our interactive television and broadcast system products as cable and telecommunications companies continue to offer new video-on-demand applications for their customers and the market for digital video servers within the broadcast industry continues to expand. As revenues from broadcast and interactive television products increase, the digital advertising products will become a smaller portion of total system revenues. However, we believe that there will be a continuing demand for expansions to existing digital advertising insertion systems within the United States.

   Services Revenues. Our services revenues consist of fees for installation, training, product maintenance, technical support services and movie content fees. Our services revenues increased 28% to $21.6 million in the nine months ended October 31, 2001 from $16.9 million in the nine months ended October 31, 2000. This increase in services revenues primarily resulted from the renewals of technical support and maintenance services, price increases on certain technical support and maintenance services, the impact of a growing installed base of systems and a higher level of product development services.

   For the nine month periods ended October 31, 2001 and October 31, 2000, a limited number of our customers each accounted for more than 10% of our total revenues. Single customers accounted for 20% and 17% of total revenues in nine months ended October 31, 2001 and 11%, 11%, 10% and 10% of total revenues in the nine months ended October 31, 2000. Revenue from these customers was primarily in the broadband segment. We believe that a significant amount of our revenues will continue to be derived from a limited number of large customers.

   International sales accounted for approximately 14% and 20% of total revenues in the nine-month periods ended October 31, 2001 and October 31, 2000, respectively. We expect that international sales will remain a significant portion of our business in the future. As of October 31, 2001, substantially all sales of our products were made in United States dollars. Therefore, we have not experienced, nor do we expect to experience in the near term, any material impact from fluctuations in foreign currency exchange rates on our results of operations or liquidity. If this practice changes in the future, we will reevaluate our foreign currency exchange rate risk.

   Systems Gross Profit. Costs of systems revenues consist primarily of the cost of purchased components and subassemblies, labor and overhead relating to the final assembly and testing of complete systems and related expenses. Costs of systems revenues increased 17% to $35.2 million in the nine months ended October 31, 2001 as compared to $30.0 million in the nine months ended October 31, 2000. In the nine months ended October 31, 2001, the increase in costs of systems revenues reflects higher systems revenue and higher material costs within the interactive television products. We expect cost of systems revenues for the interactive television products within the broadband segment to be higher as a percentage of revenues as the products are first deployed and to decrease as a percentage of revenues as the revenue level increases and we improve our manufacturing and material purchasing efficiencies.

   Systems gross profit as a percentage of systems revenues was 42% and 46% in the nine months ended October 31, 2001 and October 31, 2000, respectively. The decrease in systems gross profit in the nine months ended October 31, 2001 was primarily due to the shift within the broadband segment from product sales of higher gross profit ad insertion systems to lower gross profit interactive television systems. Gross profit for the broadband segment decreased to 42% for the nine months ended October 31, 2001 as compared to 47% for the nine months ended October 31, 2000 primarily due to lower ad insertion systems revenues. Gross profit for the broadcast segment decreased to 43% for the nine months ended October 31, 2001 as compared to 45% for the nine months ended October 31, 2000.

   Services Gross Profit. Costs of services revenues consist primarily of labor, materials and overhead relating to the installation, training, product maintenance and technical support services provided by us and costs associated with providing movie content. Costs of services revenues increased 18% to $15.6 million in the nine months ended October 31, 2001 from $13.3 million in the nine months ended October 31, 2000 primarily as a result of increased revenues and the costs associated with us hiring and training additional service personnel to provide worldwide support for the growing installed base of broadband and broadcast systems and costs associated with providing movie content. Services gross profit as a percentage of services revenue was 27% in the nine months ended October 31, 2001 and 21% in the nine months ended October 31, 2000. The increase in gross profit was primarily due to the increase in services revenues. We expect that we will continue to experience fluctuations in services gross profit as a percentage of services revenue as a result of the timing of revenues from technical support and other services to support the growing installed base of systems and the timing of costs associated with our ongoing investment required to build a service organization to support the installed base of systems and new products.

   Research and Development. Research and development expenses consist primarily of the compensation of development personnel, depreciation of development and test equipment and an allocation of related facilities expenses. Research and development expenses increased 21% to $17.6 million in the nine months ended October 31, 2001 as compared to $14.5 million in the nine months ended October 31, 2000. The increase in the nine months ended October 31, 2001 was primarily attributable to the hiring and contracting of additional development personnel which reflects our continuing investment in new products. The second quarter also included additional prototype expenses associated with new board development efforts. We expect that research and development expenses will continue to increase in dollar amount as we continue our development and support of new and existing products.

   Selling and Marketing. Selling and marketing expenses consist primarily of compensation expenses, including sales commissions, travel expenses and certain promotional expenses. Selling and marketing expenses increased 28% to $10.6 million in the nine months ended October 31, 2001 from $8.3 million in the nine months ended October 31, 2000. The increase was primarily due to the hiring of additional sales personnel for our interactive television and broadcast products and related commission costs.

   General and Administrative. General and administrative expenses consist primarily of the compensation of executive, finance, human resource and administrative personnel, legal and accounting services and an allocation of related facilities expenses. General and administrative expenses increased 12% to $5.6 million in the nine-month period ended October 31, 2001, as compared to $5.0 million in the nine-month period ended October 31, 2000. This increase is primarily due to the amortization of capitalized patent costs and fees related to the registration statement covering the shares of our common stock in the Comcast transaction.

   Interest expense, net. Interest expense, net was $332,000 for the nine months ended October 31, 2001 and $30,000 for the nine months ended October 31, 2000. The increase in interest expense, net in the nine months ended October 31, 2001 primarily resulted from interest expense on borrowings under our lines of credit and construction loan.

   Provision (benefit) for Income Taxes. Our effective tax benefit rate was 32% in the nine months ended October 31, 2001. The effective tax rate for the nine months ended October 31, 2001 was favorably impacted by the utilization of research and development tax credits.

   We had net deferred tax assets of $8.5 million at October 31, 2001 and $7.7 million at January 31, 2001. Although realizability is not assured, based on the weight of available evidence, we believe it is more likely than not that all remaining deferred tax assets will be realized. The amount of the deferred tax assets considered realizable is subject to change based on future events, including generating taxable income in future periods. We will continue to assess the need for the valuation allowance at each balance sheet date based on all available evidence. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if we do not generate sufficient taxable income in future periods. Any reduction of the amount of the deferred tax assets would reduce net income in the period in which the reduction occurs.

   Cumulative effect change in accounting principle. During the fourth quarter of the twelve months ended January 31, 2001, we implemented the SEC's SAB 101 guidelines, retroactive to the beginning of the year. This was reported as a cumulative effect of a change in accounting principle as of February 1, 2000. Historically, for some of our sales transactions, a portion of the sales price, typically 25%, was not due until installation occurred. We now defer the portion of the sales price not due until installation is complete. The cumulative effect of the change in accounting principle on prior years resulted in a charge to income of $1.1 million (net of income taxes of $732,000) or $0.05 per diluted share which has been included in income for the nine months ended October 31, 2000.

Year Ended December 31, 1999 Compared to the Year Ended January 31, 2001

   Systems Revenues. Systems revenues increased 10% from $68.5 million in the twelve months ended December 31, 1999 to $75.0 million in the twelve months ended January 31, 2001. Revenues from the broadband segment, which accounted for 55% of total revenues in the twelve months ended January 31, 2001 and 61% of total revenues in the twelve months ended December 31, 1999, increased from $51.7 million in 1999 to$54.4 million in 2001. Digital advertising system revenues were $40.0 million for the twelve months ended January 31, 2001 as compared to $44.6 million for the twelve months ended December 31, 1999. Interactive television systems revenues increased to $14.4 million for the twelve months ended January 31, 2001 as compared to $7.1 million for the twelve months ended December 31, 1999. The increase in broadband revenues is primarily attributable to the sale of interactive television systems to U.S. cable system operators who began to deploy residential video-on-demand services to their subscriber base during the twelve months ended January 31, 2001, offset in part by a decline in the number of expansion systems purchased by United States cable system operators for digital advertising. Broadcast system segment revenues were $20.6 million in the twelve months ended January 31, 2001 compared to $16.8 million in the twelve months ended December 31, 1999. The 23% increase in broadcast revenues for the twelve months ended January 31, 2001 was primarily due to shipments for new broadcast customers in the United States, Europe and the Far East.

   Services Revenues. Our services revenues increased 40% to $23.5 million in twelve months endedJanuary 31, 2001 from $16.8 million in the twelve months ended December 31, 1999. This increase in services revenues primarily resulted from the renewals of existing technical support and maintenance, price increases on certain technical support and maintenance services, the impact of a growing installed base of systems and a higher volume of product development services.

   For the twelve-month periods ended January 31, 2001 and December 31, 1999, certain customers each accounted for more than 10% of our total revenues. Single customers each accounted for 12% and 10% of total revenues in the twelve months ended January 31, 2001 and 15% and 10% of total revenues in the twelve months ended December 31, 1999. Revenue from these customers was primarily in the broadband segment. We believe that a significant amount of our revenues will continue to be derived from a limited number of large customers.

   International sales accounted for approximately 21% and 23% of total revenues in the twelve-month periods ended January 31, 2001 and December 31, 1999, respectively.

   Systems Gross Profit. Costs of systems revenues increased to $39.9 million in the twelve months ended January 31, 2001 as compared to $38.9 million in the twelve months ended December 31, 1999. In the twelve months ended January 31, 2001, the cost of systems revenues increased from the prior year primarily as a result of higher systems revenues.

   Systems gross profit as a percentage of systems revenues was 47% and 43% in the twelve months ended January 31, 2001 and December 31, 1999, respectively. The increase in systems gross profit in the twelve months ended January 31, 2001 was primarily due to lower material and other manufacturing costs as a percentage of systems revenue within the broadband segment and specifically for system revenues for the digital advertising insertion products. We were able to reduce manufacturing material costs principally through improved purchasing methods despite the continued trend towards the purchase of smaller scale digital advertising insertion systems and expansions to existing systems that have higher material content. Gross profit for the broadband segment improved from 43% for the twelve months ended December 31, 1999 to 48% for the twelve months ended January 31, 2001 while gross profit for the broadcast segment was 44% and 45% for the twelve months ended January 31, 2001 and the twelve months ended December 31, 1999, respectively.

   Services Gross Profit. Costs of services revenues increased 26% from $15.0 million in the twelve months ended December 31, 1999 to $18.8 million in the twelve months ended January 31, 2001, primarily as a result of increased revenues and the costs associated with our hiring and training additional service personnel to provide worldwide support for the growing installed base of broadband and broadcast systems and costs associated with providing movie content. Services gross profit as a percentage of services revenue was 20% in the twelve months ended January 31, 2001 and 11% in the twelve months ended December 31, 1999. Improvements in the services gross profit in the twelve months ended January 31, 2001 reflect the increase in the installed base of systems under maintenance, price increases on certain annual technical support and maintenance services and higher product development revenues.

   Research and Development. Research and development expenses increased 24% from approximately $16.3 million in the twelve months ended December 31, 1999 to $20.3 million in the twelve months ended January 31, 2001. The increase in the dollar amount was primarily attributable to the hiring and contracting of additional development personnel which reflects our continuing investment in new products.

   Selling and Marketing. Selling and marketing expenses increased 45% from $8.6 million in the twelve months ended December 31, 1999 to $12.5 million in the twelve months ended January 31, 2001. This increase is primarily due to the hiring of additional sales personnel for our broadcast and interactive television products, increased sales commissions on higher revenues and higher marketing expenses specifically for tradeshow and other promotional activities.

   General and Administrative. General and administrative expenses increased 38% from $5.3 million in the twelve months ended December 31, 1999 to $7.4 million in the twelve months ended January 31, 2001. This increase is primarily due to increased legal expenses associated with various litigation matters and accounting expenses associated primarily with tax matters.

   Interest Expense (Income), Net. Interest expense, net, was approximately $212,000 in the twelve months ended January 31, 2001 and interest income, net, was approximately $28,000 in the twelve months ended

December 31, 1999. The increase in 2001 in interest expense, net, primarily resulted from interest expense on increased borrowings under our lines of credit and new borrowings under our construction loan.

   Provision (Benefit) for Income Taxes. Our effective tax rate for the twelve months ended January 31, 2001 differed from the U.S. federal statutory tax rate due to the utilization of research and development tax credits. Our effective tax benefit rate was 116% for the twelve months ended January 31, 2001 as compared to 3% for the twelve months ended December 31, 1999. We had net deferred tax assets of $2.9 million, $4.1 million and $7.7 million at December 31, 1999, January 31, 2000 and January 31, 2001, respectively.

Year Ended December 31, 1998 Compared to the Year Ended December 31, 1999

   Systems Revenues. Systems revenues increased 18% from $58.0 million in 1998 to $68.5 million in 1999. Revenues from the digital advertising insertion segment or SPOT Systems, which accounted for 60.5% and 52.3% of total revenues in 1998 and 1999, respectively, increased slightly from $44.1 million in 1998 to $44.6 million in 1999. The most significant increase in systems revenues in 1999 compared to 1998 resulted primarily from the sale of broadcast systems, a product that was first introduced and sold by us in the second quarter of 1998. Broadcast segment revenues increased from $4.2 million, or 5.8% of total revenues, in 1998 to $16.8 million, or 19.7% of total revenues, in 1999. In addition, during the third quarter of 1999, we sold our first interactive television systems which are used by cable system operators and telecommunications companies to provide movie and other interactive services directly to the home of the cable subscriber. Revenues from the interactive television segment were $500,000 in 1999. These increases in systems revenues were offset in part by a $3.1 million decrease in systems revenues from the movies segment which was due to the timing of receiving a relatively small number of orders with a high average value per order.

   For the years ended December 31, 1998 and 1999, certain customers accounted for more than 10% of our total revenues. Individual customers accounted for 24% and 15% of total revenues in 1998 and 15% and 10% of total revenues in 1999. Revenues from these customers were predominantly in the digital advertising insertion segment. International sales accounted for approximately 13% and 23% of total revenues in the years ended December 31, 1998 and 1999, respectively.

   Services Revenues. Our services revenues increased 13% to $16.8 million in 1999 from $14.9 million in 1998. This increase in services revenues primarily resulted from the renewals of maintenance and support contracts and the impact of a growing installed base of systems.

   Systems Gross Profit. Costs of systems revenues increased 9% from $35.8 million in 1998 to $38.9 million in 1999. In 1999, the increase in costs of systems revenues reflects the higher revenue level and increased manufacturing labor and overhead costs incurred to support changes in the product mix, including the introduction of the new broadcast and video-on-demand products.

   Systems gross profit as a percentage of systems revenues were 38% and 43% in 1998 and 1999, respectively. Gross profit for the digital advertising insertion and the movies segments increased from 40% and 30% in 1998 to 43% and 38% in 1999, respectively, primarily as a result of continued reductions in manufacturing material and labor costs as a percentage of segment revenues. We were able to reduce manufacturing material costs principally through improved purchasing methods despite the continued trend towards the purchase of smaller scale digital advertising insertion systems and expansions to existing systems that have higher material content. Gross profit for the broadcast segment also improved from 43% in 1998 to 45% in 1999 as a result of higher revenues and lower material and labor manufacturing costs as a percentage of revenues. The gross profits in 1998 and 1999 were impacted by increases of approximately $2.0 million and $500,000, respectively, in our inventory valuation allowance. These increases were within the digital advertising insertion segment and were the result of new product introductions within this segment and the identification and anticipation of inventory write-downs of slower turning excess and obsolete materials.

   Services Gross Profit. Costs of services revenues increased 10% from $13.6 million in 1998 to $15.0 million in 1999, primarily as a result of the costs associated with our hiring and training additional service personnel to provide worldwide support for the growing installed base of digital ad insertion, movie, broadcast and video-on-demand systems and costs associated with providing movie content. Services gross profit margin as a percentage of services revenue was 9.0% in 1998 and 11% in 1999. The higher services gross profit in 1999 is primarily due to higher level of services revenue.

   Research and Development. Research and development expenses increased 3% from $15.8 million in 1998 to $16.3 million in 1999. The increase in the dollar amount in 1999 was primarily attributable to the hiring and contracting of additional development personnel which reflects our continuing investment in new products. All internal software development costs to date have been expensed by us.

   Selling and Marketing. Selling and marketing expenses remained flat at $8.6 million in 1998 and 1999.

   General and Administrative. General and administrative expenses decreased 13% from $6.1 million in 1998 to $5.3 million in 1999. The decrease in the dollar amounts was primarily attributable to lower payroll and related costs related to the centralization of accounting and administrative functions and lower legal costs.

   Restructuring of Operations. In March 1998, we recorded a charge of $676,000 for the restructuring of operations as part of a planned consolidation of the operations of SC Asia. The charge for restructuring included $569,000 related to the termination of 13 employees, a provision of $60,000 related to the planned vacating of premises and $47,000 of compensation expense associated with stock options for certain terminated employees. At March 31, 1998, we had notified all terminated employees. All restructuring charges were paid as of December 31, 1998.

   Acquisition Costs. On December 30, 1999, we acquired all of the outstanding common stock of Digital Video Arts, Ltd. in exchange for 330,000 shares of our common stock using an exchange ratio of 0.033 of one share of our common stock for each share of Digital Video Arts. The acquisition was accounted for as a pooling of interests. Digital Video Arts is a developer of custom software products specializing in digital video and interactive television. As a result of the acquisition, Digital Video Arts became our wholly-owned subsidiary. Total revenues of $85.2 million for the year ended December 31, 1999 consisted of $84.2 million of our revenues and $1.0 million of Digital Video Arts' revenues. Net income of $497,000 for the same period consisted of our net income of $1.1 million and a Digital Video Arts net loss of $592,000. Included in net income were acquisition costs of $684,000 consisting primarily of professional service fees. Due to the acquisition, Digital Video Arts' previously unrecognized tax benefits of operating loss carryforwards were recognized in our consolidated results in the applicable period.

   Interest Income, Net. Interest income, net was approximately $235,000 and $28,000 in 1998 and 1999, respectively. The decrease in interest income, net in 1999 primarily resulted from lower average invested balances in 1999 and interest expense on borrowings.

   Provision (Benefit) for Income Taxes. Our effective tax benefit rate was 37.9% and 3% in 1998 and 1999, respectively, due to the taxable loss in 1998 and the utilization of operating tax loss carryforwards associated with the acquisition of Digital Video Arts in 1999.

One Month Ended January 31, 2000 Compared to the One Month Ended January 31,
1999

   Systems Revenues. Systems revenues decreased 68% from $697,000 in the one month ended January 31, 1999 to $226,000 in the one month ended January 31, 2000. This decreased systems revenues resulted primarily from the timing of receipt of customer orders and related shipment within both the broadband and broadcast segments.

   Services Revenues. Our services revenues increased 23% from approximately $1.2 million in the one month ended January 31, 1999 to $1.5 million in the one month ended January 31, 2000. This increase in services revenues resulted primarily from renewals of technical support and maintenance contracts, higher product development revenues and the impact of a growing installed base of systems.

   For the one month period ended January 31, 2000 and January 31, 1999, certain customers accounted for more than 10% of our total revenues. Single customers accounted for 16% and 11% of total revenues in one month ended January 31, 2000 and 17%, 12% and 10% of total revenues in the one month ended January 31, 1999. Revenues from these customers were primarily in the broadband segment.

   International sales accounted for approximately 18% and 38% of total revenues for the one month ended January 31, 2000 and January 31, 1999, respectively.

   Systems Gross Profit. Costs of systems revenues decreased 6% from $670,000 in the one month ended January 31, 1999 to $633,000 in the one month ended January 31, 2000. For the one month ended January 31, 2000, the decrease in cost of systems revenues primarily reflects lower systems revenue offset in part by fixed manufacturing labor and overhead costs.

   Systems gross profit as a percentage of systems revenues was a negative 180% in the one month ended January 31, 2000. In the one month ended January 31, 1999, gross profit as a percentage of systems revenues was 4%. The decrease in systems gross profit in 2000 was primarily due to lower systems revenue and higher material and fixed manufacturing costs as a percentage of systems revenues.

   Services Gross Profit. Costs of services revenues increased 38% from approximately $1.0 million in the one month ended January 31, 1999 to $1.4 million in the one month ended January 31, 2000, primarily as a result of the costs associated with our hiring and training additional service personnel to provide worldwide support for the growing installed base of broadband and broadcast systems and costs associated with providing movie content. Services gross profit as a percentage of services revenue decreased to 3% in the one month ended January 31, 2000 compared to a gross profit margin of 13% in the one month ended January 31, 1999.

   Research and Development. Research and development expenses increased 33% from approximately $1.3 million, in the one month ended January 31, 1999 to $1.8 million in the one month ended January 31, 2000. The increase in the dollar amount was primarily attributable to the hiring and contracting of additional development personnel which reflects our continuing investment in new products.

   Selling and Marketing. Selling and marketing expenses increased 98% from $522,000 in the one month ended January 31, 1999 to $1.0 million in the one month ended January 31, 2000. This increase is primarily due to the hiring of additional sales personnel for our broadcast and interactive television products and higher tradeshow expenses.

   General and Administrative. General and administrative expenses increased 2% from $447,000 in the one month ended January 31, 1999 to $457,000 in the one month ended January 31, 2000.

   Interest Income, Net. Interest income, net, was approximately $9,000 in the one month endedJanuary 31, 2000 and January 31, 1999, respectively.

   Benefit for Income Taxes. Our effective tax benefit rate was 32% and 33% in the one month ended January 31, 2000 and January 31, 1999, respectively.

Quarterly Results of Operations

   The following tables present certain unaudited quarterly information for the quarterly periods in the year ended January 31, 2001 and for the quarterly periods ended April 30, 2001, July 31, 2001 and October 31, 2001. Previously reported amounts for the first, second and third quarters of fiscal 2001 have been restated to give effect to the cumulative change in accounting principle and the adoption of EITF 00-10, "Accounting for Shipping and Handling Revenues and Costs." The results for any quarter are not necessarily indicative of future quarterly results, and we believe that period-to-period comparisons should not be relied upon as an indication of future performance.

                                                 Three Months Ended
                         ---------------------------------------------------------------------
                          April    July                            April   July
                           30,      31,   October 31, January 31,   30,     31,    October 31,
                          2000     2000      2000        2001      2001    2001       2001
                         -------  ------- ----------- ----------- ------- -------  -----------
                                (in thousands, except per share amounts)
Revenue................. $22,304  $25,356   $25,026     $25,782   $30,156 $27,024    $25,221
Gross profit............   8,706    9,906    10,760      10,370    11,460  10,751      9,338
Operating expenses......   8,346    9,426     9,945      12,410    11,028  11,669     11,041
Income (loss) before
 cumulative effect of
 change in accounting
 principle..............     263      330       512      (1,012)      182    (684)    (1,212)
Cumulative effect of
 change in accounting
 principle net of tax of
 $732...................  (1,100)     --        --          --        --      --         --
Net income (loss).......    (837)     330       512      (1,012)      182    (684)    (1,212)
Earnings (loss) per
 share--Basic...........   (0.04)    0.02      0.02       (0.05)     0.01   (0.03)     (0.05)
Earnings (loss) per
 share--Diluted.........   (0.04)    0.01      0.02       (0.05)     0.01   (0.03)     (0.05)

   We have experienced significant variations in revenues, expenses and operating results from quarter to quarter and such variations are likely to continue. A significant portion of our revenues have been generated from a limited number of customers and it is difficult to predict the timing of future orders and shipments to these and other customers. Customers can cancel or reschedule shipments, and development or production difficulties could delay shipments. During the quarterly periods outlined above, we experienced variations in our revenues from quarter to quarter primarily related to the significant growth of our interactive television products in the broadband segment and broadcast segment products.

   We have also experienced significant variations in our quarterly systems gross margins. Changes in pricing policies, the product mix, the timing and significance of new product introductions and product enhancements, and fluctuations in the number of systems affects manufacturing efficiencies and, accordingly, gross profits. Quarterly services gross margins have historically fluctuated significantly because installation and training service revenue varies by quarter while the related costs are relatively consistent by quarter.

   Operating expenses also vary with the number, timing and significance of new product and product enhancement introductions by us and our competitors, increased competition, the gain or loss of significant customers, the hiring of new personnel and general economic conditions. During the quarterly periods outlined above, we experienced certain fluctuations in our operating expenses. During the twelve months ended January 31, 2001, we increased headcount within our research and development and sales and marketing areas to reflect our continued investment in future product development and our desire to increase our interactive television and broadcast revenues. As a result, our expenses in both of these areas increased during the year. In addition, our selling and marketing costs fluctuate from quarter to quarter as a result of large tradeshows that take place in the first and third quarter of the year and significant promotional costs that are incurred for new product introductions. All of the above factors are difficult for us to forecast, and these or other factors may materially adversely effect our business, financial condition and results of operations for one quarter or a series of quarters. Only a small portion of our expenses vary with revenues in the short-term and there would likely be a material adverse effect on our operating results if future revenues are lower than expectations.

   Based upon all of the foregoing, we believe that quarterly revenues and operating results are likely to vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and, therefore, should not be relied upon as indications of future performance.

Liquidity and Capital Resources

   We have financed our operations and capital expenditures primarily with the proceeds of our common stock, borrowings and cash flows generated from operations. Cash and cash equivalents increased $1.1 million from $6.1 million at January 31, 2001 to $7.3 million at October 31, 2001. Working capital increased from approximately $28.8 million at January 31, 2001 to approximately $37.6 million at October 31, 2001.

   Net cash provided by operating activities for the nine months ended October 31, 2001 was approximately $2.0 million and net cash used in operating activities for the nine months ended October 31, 2000 was $2.0 million. The net cash provided by operating activities in the nine months ended October 31, 2001 was the result of the net loss adjusted for non-cash expenses including depreciation and amortization of $6.4 million and the changes in certain operating assets and liabilities. The significant net changes in assets and liabilities that provided cash from operations included a decrease in accounts receivable of $2.8 million and an increase in deferred revenues of approximately $900,000. These items that generated cash from operations were offset by a decrease in accounts payable of $1.2 million, a decrease in customer deposits of $3.0 million and an increase in inventories of approximately $500,000. We expect that the broadcast segment and the interactive television products within the broadband segment will continue to require a significant amount of cash to fund future product development, to manufacture and deploy customer test and demonstration equipment and to meet higher revenue levels in both product segments.

   Net cash used in investing activities was approximately $8.3 million and $9.6 million for the nine months ended October 31, 2001 and October 31, 2000, respectively. Intangible assets increased by $2.7 million as a result of the successful defense of our patents. Investment activity consisted primarily of capital expenditures related to capital equipment required to support the expansion and growth of the business. We had no material capital expenditure commitments as of October 31, 2001.

   Net cash provided by financing activities was approximately $7.4 million and approximately $16.1 million for the nine months ended October 31, 2001 and October 31, 2000, respectively. In the nine months ended October 31, 2001, the cash provided by financing activities included $10.0 million in connection with the issuance of common stock issued on February 28, 2001, from a private placement sale of common stock and a warrant to Comcast SC Investment, Inc. (See Note 10 to the Consolidated Financial Statements) and an additional $5.4 million in borrowings under the line of credit with a bank. During the same period, cash used in financing activities included approximately $4.0 million in repayments under our revolving line of credit and $5.0 million in principal payments under our equipment line of credit and capital lease obligations.

   Net cash used in operating activities was approximately $4.9 million for the twelve months ended January 31, 2001. Net cash provided by operating activities was approximately $8.6 million for the twelve months ended December 31, 1999. The net cash used in operating activities in the twelve months ended January 31, 2001 was the result of the net loss adjusted for non-cash expenses including depreciation and amortization of $4.9 million offset by changes in certain operating assets and liabilities. The significant net changes in assets and liabilities that used cash in operations included an increase in accounts receivable of $10.4 million, an increase in inventories of $5.1 million and an increase in prepaid expenses and other assets of $2.1 million. The increase in accounts receivable was the result of higher revenues and a larger international customer base that typically has longer payment cycles. Inventory levels increased during the period principally as a result of new product introductions within the interactive television and broadcast product areas. Increases of inventory levels occurred in each of these product areas specifically for customer demonstration equipment and procurement commitments in component inventories with an average order to delivery requirement of twelve to fifteen weeks. We expect these inventory levels to decrease and then stabilize as revenues from both these products increase. We expect that the broadcast segment and the interactive television products within the broadband segment will continue to require a significant amount of cash to fund future product development, to manufacture and deploy customer test and demonstration equipment and to meet higher revenue levels in both product segments. These items that used cash in operations were partially offset by an increase in accounts payable of $6.9 million and an increase in deferred revenue of $2.1 million.

   Net cash used in investing activities was approximately $12.8 million and $3.1 million for the twelve months ended January 31, 2001 and December 31, 1999, respectively. Investment activity consisted primarily of capital expenditures related to construction to expand the current manufacturing facility and the acquisition of computer equipment, office furniture, and other capital equipment required to support the expansion and growth of the business.

   Net cash provided by financing activities was approximately $21.1 million and $364,000 for the twelve months ended January 31, 2001 and December 31, 1999, respectively. In the twelve months ended January 31, 2001, the cash provided by financing included $12.8 million received in connection with the issuance of common stock, $10 million of which was issued to Microsoft Corporation, and $10.0 million in borrowings under the lines of credit and our construction loan. Microsoft entered into an agreement with us to collaborate on extending Microsoft Windows Media Technologies from Broadband Internet delivery to cable and broadcast television systems. Concurrent with this agreement, Microsoft purchased 277,162 shares of our common stock for $10 million at 8% below the average closing price of our common stock over the ten trading days ending one trading day prior to the date of the relevant commercial milestones. Microsoft has agreed to purchase additional shares of our common stock based upon the achievement of mutually agreed upon development milestones including the development of software that meets specific streaming performance levels and the commercial release of an enhanced version of the software that will be used with Microsoft's Next Generation Media Server. During the same period, cash used in financing activities included approximately $1.7 million in principal payments under our equipment line of credit and capital lease obligations.

   During the one month periods ended January 31, 2000 and January 31, 1999, we used cash in operations of $8.3 million and $1.3 million, respectively.

   In October 2001, we entered into a $10.0 million revolving line of credit with a bank that expires in October 2003. Loans made under this revolving line of credit will bear interest at a rate per annum equal to the bank's prime rate, 5.50% at October 31, 2001. As of October 31, 2001, we have borrowings of $5.4 million under this revolving line of credit. Borrowings under this line of credit are collateralized by substantially all of our assets. The loan agreement requires that we provide the bank with certain periodic financial reports and comply with certain financial ratios including a minimum level of earnings before interest, taxes and depreciation and amortization on a trailing twelve month basis. As of October 31, 2001, we were in compliance with these financial covenants. The line of credit replaces our prior revolving line of credit and equipment line with a different bank. In conjunction with entering into the new bank line, we repaid to our prior lender all outstanding borrowings under the equipment line of financing in an amount of $3.4 million.

   In October 2000, we entered into an agreement with a bank to finance $1.2 million of the construction costs related to the purchase and renovation of a manufacturing mill in New Hampshire that we previously purchased in February 2000. During the construction period, interest accrued and was paid at a per annum rate of 8.875%. Upon occupancy of the building in November 2000, the loan converted into two promissory notes whereby we will pay principal and interest based upon a fixed interest rate per annum over a five and ten year period, respectively, of 8.875% at October 31, 2001. Borrowings under the loan are secured by the land and buildings of the renovated mill. The loan agreement requires that we provide the bank with certain periodic financial reports and comply with certain financial ratios. At October 31, 2001, we were in compliance with all covenants. As of October 31, 2001, borrowings outstanding under the loan were $1.1 million.

   It is typical for us to experience fluctuations in our monthly operating results primarily due to the timing of receiving customer orders and the related shipment of these customer orders. As a result of these monthly fluctuations, we may experience an increase in our inventories as a result of procurement of both short and long lead components for anticipated orders for both our product segments, a decrease in our accounts payable balance primarily due to the timing of payments for materials purchased for prior month shipments, a decrease in accounts receivable amounts as a result of customer payments without corresponding customer shipments and a resulting decrease in cash and cash equivalents.

   We believe that existing funds together with available borrowings under the revolving line of credit and the proceeds from this offering are adequate to satisfy our working capital and capital expenditure requirements for the foreseeable future.

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Effects of Inflation

   Our management believes that financial results have not been significantly impacted by inflation and price changes.

Recent Accounting Pronouncements

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. We believe the adoption of SFAS 141 will not have a material impact on our current financial position and results of operations.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective for us on February 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill. We believe the adoption of SFAS 142 will not have a material impact on our current financial position and results of operations.

   In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our current financial position and results of operations.

   In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires one method of accounting for long-lived assets disposed of by sale. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We believe the adoption of SFAS 144 will not have a material impact on our current financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

   We face exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our primary exposure has been related to local currency revenue and operating expenses in Europe and Asia. Historically, we have not hedged specific currency exposures as gains and losses on foreign currency transactions have not been material to date. At January 31, 2001 and October 31, 2001, we had approximately $10.1 million and $6.5 million outstanding related to variable rate U.S. dollar denominated debt. The carrying value of these short-term borrowings approximates fair value due to the short maturities of these instruments. Assuming a hypothetical 10% adverse change in the interest rate, interest expense on these short-term borrowings would increase by approximately $95,000 for the twelve month period ended January 31, 2001 and $36,000 for the nine month period ended October 31, 2001.

   The carrying amounts reflected in the consolidated balance sheet of cash and cash equivalents, trade receivables, and trade payables approximates fair value at October 31, 2001 due to the short maturities of these instruments.

   We maintain investment portfolio holdings of various issuers, types, and maturities. Our cash and marketable securities include cash equivalents, which we consider investments to be purchased with original maturities of three months or less. Given the short maturities and investment grade quality of the portfolio holdings at October 31, 2001, a sharp rise in interest rates should not have a material adverse impact on the fair value of our investment portfolio. As a result, we do not currently hedge these interest rate exposures.

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                                   BUSINESS

   We are a leading developer, manufacturer and marketer of systems, known as video storage servers, that automate the management and distribution of long-form video streams, such as movies or other feature presentations, and short-form video streams, such as advertisements. We sell our products and services to cable system operators, including Adelphia, AOL Time Warner, AT&T, Cablevision, Charter Communications, Comcast and Cox Communications; telecommunications companies, including Qwest; and broadcast television companies, including The Ackerley Group, Echostar, Group W Broadcasting and United Pan-Europe Corporation. We believe that our digital video systems enable our customers to differentiate their service offerings to reduce subscriber turnover and access new revenue generating opportunities from subscribers, advertisers and electronic commerce initiatives. Using our systems, we believe our customers can increase their revenues by offering additional services such as video-on-demand movies and subscription video-on-demand programming, both of which allow subscribers to watch content at any time with pause, rewind and fast forward features. Our systems also allow our customers to insert targeted advertising segments, known as spot advertising, into their local cable programming. In addition, our systems enable cable system operators to offer other interactive television services that allow subscribers to customize and/or dynamically interact with their television viewing experience in a manner similar to that experienced with the use of a personal computer.

   Our digital video systems provide enhanced storage and retrieval capabilities, multi-channel content delivery and highly automated information and order processing. These technologies provide a foundation for products that can be deployed in next generation systems capable of increased levels of subscriber interactivity. Our technologies and systems mitigate the effects of electronic signal dispersion and offer higher image quality and greater reliability than analog tape based systems. We have received several awards for technological excellence, including an Emmy Award in 2001 for our patented MediaCluster technology.

   Our broadband or high bandwidth network segment includes our ITV System which digitally manages, stores and distributes digital video, allowing cable system operators and telecommunications companies to offer video-on-demand and other interactive television services, including interactive electronic advertising and retrieval of Internet content through the television. Our ITV System can be deployed in either a residential environment or a hotel environment to deliver a wide variety of video services. The ITV System delivers video-on-demand and other guest services, Internet access and personal computer games in the hotel environment, and our movie system provides long-form video storage and delivery for the pay-per-view movie markets. Since 2000, we have been selected to supply our ITV System in 22 domestic and international commercial deployments of video-on-demand systems, including deployments by five of the top seven cable system operators in the United States. We test and integrate our ITV System with the digital set top boxes, or hardware devices used to receive and unscramble television signals, of such manufacturers as Scientific Atlanta, Motorola, Pace, Pioneer and Sony Corporation.

   In addition to our ITV System, our broadband business segment includes our SPOT System, which is a system for the transmission of video content, known as a video insertion system, for digital advertisements and other short-form video. Based on currently available industry sources and our internal data, we believe our SPOT System is the leading video insertion system in the United States in the multi-channel television market for digital advertisements and other short-form video. Our system converts analog video forms such as advertisements and news updates to digital video forms, stores the digital video forms in remote or local storage devices known as digital libraries, and inserts them automatically into television network streams. The SPOT System provides high accuracy relative to the volume of video being played and high video image quality, and permits geographic and demographic specificity of advertisements. We believe our SPOT System reduces operating costs by automating the management and distribution process. Our Advertising Management Software product operates with our SPOT System to automate and simplify complex sales, scheduling and billing processes for the multi-channel television market. A majority of our customers for these products consist of major cable system operators and telecommunications companies in the United States. To date we have sold SPOT Systems to support over 30,000 channels throughout the world. We believe that the capabilities of our SPOT System will position us well as the

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

opportunities to distribute advertisements into a wide variety of digital media platforms and the market for interactive advertising continues to increase.

   Our broadcast network business segment includes our Broadcast MediaCluster System, which allows broadcast television companies to directly transmit content, such as commercials and other programming for broadcast television companies, to their viewers through either single, multi-channel or satellite based delivery systems. We believe that our Broadcast MediaCluster System will eliminate the need for analog tape libraries and provide broadcasters with the automated storage and playback features that they require. Since 1998, we have installed our Broadcast MediaCluster System at customer locations including network affiliates and multi-channel operations in the United States, Europe and the Far East.

Industry Background

   Cable System Operators and Telecommunications Companies

   The number of cable subscribers has been estimated at 80 million in the United States and 330 million worldwide. Over the last several years, cable system operators have spent billions of dollars to upgrade their networks from analog to digital, yielding a significant increase in available bandwidth, channel capacity and two-way capability. We believe this investment by the cable system operators reflects their commitment to video-on-demand, advertising insertion, Internet access and other value added services, and differentiates cable system operators from competing service providers such as satellite delivery systems.

   Video-on-demand represents a new opportunity for cable system operators. The increased channel capacity through the installation of fiber optic cables has provided many cable system operators with the capacity to offer video-on-demand services to residential cable subscribers. In 2001, cable system operators and telecommunications companies began the deployment of residential video-on-demand, which allows subscribers to watch video programming at any time with pause, rewind and fast forward capabilities. Six of the seven largest cable system operators have begun deploying video-on-demand services in one or more residential markets. The first application offered by cable system operators has been movies on demand. Other applications in development include subscription video-on-demand, news, sports and weather on demand, personal video recording, targeted advertising for video-on-demand and music video and audio on demand.

   In addition, because cable television programming is sent over broadband, or high bandwidth, networks, cable system operators have the opportunity to segment and target their programming to viewers in selected geographies. We believe that the ability of cable system operators to target viewers will extend to personal targeting of advertisements to specific individuals. In addition, continuing growth in cable television's multiple specialized programming networks, such as CNN, MTV and ESPN and other networks such as Black Entertainment Television, the Discovery Channel and Nickelodeon, allows advertisers to target viewers demographically. Despite this advantage over television broadcasters, cable system operators historically have not realized advertising revenues in proportion to their share of television viewers. According to industry sources, in 2001, 35% of all television viewers were watching ad-supported cable networks, yet cable television advertising revenue accounted for only 23% of the total television advertising revenue. As cable system operators gain the ability to target individual customers with advertisements, we believe the amount of revenue derived by cable system operators from advertising will increase.

   Increased demand for video and audio content over the Internet will also require a substantial increase in storage capacity and bandwidth over time. We believe that cable system operators and telecommunications companies will play an integral role in providing these broadband Internet applications. We also believe that in order to offer high quality video applications over the Internet, cable system operators and telecommunications companies will need storage and distribution products capable of complex management and scheduling of video data streams.

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

   Television Broadcasters

   Both domestically and internationally, broadcast stations face many of the same technological issues as cable system operators. Additionally, television broadcasters rely on advertising for nearly all of their revenue and require high accuracy and image quality relative to the volume of video being played. The majority of television broadcasters utilize tape-based systems with robotic libraries, which are cumbersome and require high levels of maintenance and manual intervention to ensure that the needed performance requirements are met. Also, the videotapes in these systems need to be replaced frequently due to repeated use.

   Many television broadcasters are using digital bandwidth to originate multiple program streams. As this application further develops, television broadcasters will require more video storage and delivery systems that can effectively manage and deliver these multiple television signals. In addition, we believe that television broadcasters will continue to automate their entire programming to reduce overall operating costs and improve reliability.

The SeaChange Solution

   We are a leading developer, manufacturer and marketer of systems, known as video storage servers, that automate the management and distribution of long-form video streams, such as movies or other feature presentations, and short-form video streams, such as advertisements. We market our products and services to cable system operators, telecommunications companies and broadcast television companies. Our solutions are based on the following four core areas of functionality:

  .  storage and retrieval of video content to and from digital libraries;

  . automated distribution of video streams between digital libraries by means of local and wide area data networks;

  .  delivery of video streams over single and multiple channels; and

  . management of video sales, scheduling, billing and execution of related business transactions.

   We use these core areas of functionality to provide solutions to a number of commercial markets and are focused on providing solutions to meet the opportunities demanded by next generation systems with increased levels of subscriber interactivity. Our systems are designed to provide a consistent set of features and benefits, including:

  . Viewer Targeting. Our digital video products enable cable system operators to efficiently target viewers in specific demographic or geographic groups. We believe this allows operators to capitalize on new revenue generating opportunities from subscribers and advertisers. Using our ITV System, cable system operators are able to offer interactive television services to individual residences or hotel rooms and, with our SPOT System, operators can better target digital advertisement campaigns.

  . Scalability. Our products are scalable in both video storage and video output stream capacity. Our proprietary technology, including our patented single-copy storage system, allows a single copy of content to be streamed through all available outputs without the need for duplication of content or re-routing between servers on the system. Our storage technology and distributed architecture results in a highly scalable system that reduces operational complexity and yields storage and bandwidth efficiencies as the amount of available content and the number of subscribers increase. Our products are scalable to the needs of our customers whether operating in a single channel system concentrated in one specific zone or a system with hundreds of channels serving multiple markets and a large number of users within each market.

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

  . Interoperability. Our products have been designed to be compatible with a wide range of hardware systems and software applications used by cable system operators to deliver their digital video offerings. These include set top boxes from Motorola, Scientific Atlanta, Sony, Pioneer and Pace, a variety of programming guides including TV Guide, Passport and Worldgate, billing systems, service delivery systems and interactive application control software.

  . Automation. Our automated system allows cable system operators to distribute and manage content without significant human intervention. We believe this automation also allows our customers to minimize operating personnel and equipment requirements resulting in cost savings and lower ongoing operating costs.

  . Reliability. Through the use of our proprietary storage technology and application software and low-cost standard computer industry components, our products are designed to be fault resilient, with no single point of failure, providing the high reliability required for television and video-on-demand operations.

Strategy

   Our objective is to be the leader in the market for the storage, management and distribution of professional quality digital video for the television marketplace. The key elements of our strategy are to:

  . Maintain and Extend Long-term Customer Relationships. We focus our product development, marketing and direct sales efforts on maintaining and extending long-term customer relationships with cable system operators, telecommunications companies and television broadcasters in the United States and internationally. We have formed important relationships with customers by initially providing solutions such as advertisement and other short-form video insertion, and we have extended these relationships to include video-on-demand systems and other interactive television services. We believe that the fundamental shift from broadcast to on-demand video and the growing emphasis on interactive technologies will continue to present opportunities for us to develop, market and support our solutions to both our existing customer base and to customers in additional markets.

  . Offer Integrated Solutions. Our customers operate complex networks that require the delivery and management of video programming across multiple channels and target zones. We believe that cable system operators desire solutions that can integrate all steps of digital video delivery, from scheduling to post-air verification and billing, and that can interoperate with existing and emerging third-party equipment and software. To address these needs, we intend to continue to provide and further develop, internally and with our partners, integrated applications and support services for our customers. We believe that providing complete integrated solutions has been a significant factor in our success and will be an increasingly important competitive advantage.

  . Establish and Maintain Technological Leadership. We believe our competitive position is dependent in a large part on the features and performance of our integrated systems. As a result, we focus our research and development efforts on introducing systems with improved hardware and software capabilities. We have been granted a patent for our single-copy storage technology and have other patents pending. We have received several awards for technological excellence, including an Emmy Award in 2001 for our patented MediaCluster storage technology.

  . Provide Superior Customer Service and Support. Our products operate in customer environments where continuous operation is critical. As a result, we believe that providing a high level of service and support give us a competitive advantage and is a differentiating factor in developing and maintaining key customer relationships. Our in-depth industry and application knowledge allows us to better understand the service needs of our customers. As of October 31, 2001, over 35% of our employees were dedicated to customer service and support, including project design and implementation, installation and training. In addition, using remote diagnostic and communications

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     features embedded in our products, the service organization has the ability to monitor the performance of customer installations and, in most cases, rectify problems remotely. Customers have access to service personnel via 24-hour, seven-day a week telephone support.

Products

Broadband Products

   SeaChange ITV System

   We have developed and are deploying a video-on-demand system for sale to cable television companies and other telecommunications companies. Our ITV System consists of:

  . our video storage servers which reside at headends or nodes in a cable system and are used to play out or stream videos as requested;

  .  our Command Center control software to manage and control the system;

  .  our advertising systems hardware and software; and

  . interfaces to digital headend modulators, control systems and subscriber management systems.

   Our ITV System currently allows our customers to offer the following interactive services:

  . Video-on-Demand. This interactive service allows residential users and hotel guests to review lists of available movies, order individual movies and view them in real time. Using this service, subscribers gain full control over the video stream, including pause, fast-forward and rewind functions. Billing is typically done through the subscriber's normal cable bill, and movie choices are refreshed on a regular basis.

  . Subscription Video-on-Demand. This interactive service provides premium channel offerings, such as those offered by HBO, Showtime or Cinemax, in an on-demand manner, as well as on a scheduled basis. Similar to our video-on-demand interactive service described above, our subscription video-on-demand service allows subscribers to review lists of available premium channel content, order individual programs and watch them at home with full video cassette recorder-like control over the video stream. As in video-on-demand, billing flows through the normal cable bill.

   In addition, our ITV System is designed to support the following interactive services that are currently being developed by cable system operators:

  . Personal Time Television. This interactive service will provide users with some level of control over live television, allowing users to gain access to up to date program information, full video cassette recorder-like control over the video stream, and the ability to watch one program while recording another. This personal time television service, using our servers and software located in cable company headends, will provide functionality competitive with that provided by personal video recorders, such as TiVo or Ultimate TV, to record television programs for later viewing. The personal time television interactive service will allow cable companies to offer time shifting and live television control to their subscribers without the customers having to purchase a video cassette recorder or personal video recorder.

  . Targeted and Interactive Advertising. This interactive service will support interactive advertising, or advertising where the subscriber controls the path and delivery of an advertisement, in a personal time television interactive service and in other forms of programming that result in a dedicated communications link between that subscriber's set top box and the video-on-demand system itself. This service will be competitive with those provided by direct marketing and direct mail firms and may allow purchases over the television, such as one might do with a web browser over the Internet.

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

  . Personalized News, Sports and Weather. This interactive service will allow individual clips of video content to be aggregated into larger segments, or even into programs. This service will allow cable system operators to offer a service where information programs, such as news, sports or weather, are customized to reflect a subscriber's personal needs. We believe this business will allow cable system operators to gain revenue from subscription fees and to provide a feature that cannot be easily duplicated by satellite or broadcast television systems, resulting in increased customer loyalty to the cable company.

   The delivery of these current and anticipated interactive services utilizes both our hardware and software through the following steps:

  . Customer Selection. When a customer selects from their set top box a video title to view, a message is transmitted from the set top box to our video server system located at the headend of the cable system.

  . Video Selection Execution. Our video server system receives the video title request and retrieves the selection from the storage disk, which is a compressed digital video file. Our software determines if the title has space for advertising, and if so, retrieves the commercial content files as well. The video files are loaded on the video server, which then executes the files.

  . Transmission to the Customer. A network management device assesses the best route along the operator's network to deliver the video selection. The video file is delivered to a modulator, which formats the video file so that it can be delivered across the broadband network. The video file is then delivered back to the customer's set top box.

  . Customer Viewing. The set top box receives the video file and decrypts the signal and delivers it to the television for viewing. The software in the set top box provides the subscriber with the functionality of a traditional video cassette recorder, allowing the customer to pause, fast-forward and rewind the video file. Some set top boxes have storage capabilities that enable the customer to store the video file for an extended period of time.

  . Billing. Content consumption records are kept by our software, and on a regular basis, records of the movies, programs and commercials viewed are exported to appropriate billing systems.

   SeaChange SPOT System

   Our SPOT System automates the complex process of advertisement and other video insertion across multiple channels and geographic zones for cable system operators and telecommunications companies. Through our embedded proprietary software, our SPOT System allows cable system operators to insert local and regional advertisements and other short-form video streams into the time allocated for these video streams by cable television networks such as CNN, MTV, ESPN, Black Entertainment Television, the Discovery Channel and Nickelodeon. Our SPOT System is also capable of inserting advertising into digital cable channels and delivering targeted advertising, as well as advertising with interactive links to content on the ITV System, as well as other interactive advertising systems.

   Our SPOT System is an integrated solution composed of software applications, hardware platforms, data networks and easy to use graphical interfaces. Our SPOT System is designed to be installed at local cable transmission sites, known as headends, and advertising sales business offices. Our video insertion process consists of six steps:

  . Encoding. The process begins with our encoding software which in real time transforms and compresses analog to digital short-and long-form video.

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

  . Storage. Our SPOT System organizes, manages and stores these video streams in a disk-based video library capable of storing thousands of spots.

  . Scheduling. Our advertising management software coordinates with the traffic and billing application to determine the designated time slot, channel and geographic zone for each video stream.

  . Distribution. Our strategic digital video software then copies the video files from the master video library and distributes them over the operator's data network to appropriate headends, where they are stored in video servers for future play.

  . Insertion. Following a network cue, our video switch module automatically inserts the video stream into the network feed (initiating the analog conversion, if necessary), where they are then seen by television viewers.

  . Verification. After the video streams run, our proprietary software and hardware verifies the content, accuracy, timing and placement of these video streams to facilitate proper customer billing.

   SeaChange Advertising Management Software

   Our Advertising Management Software product, referred to in the past as our Traffic and Billing Software product, is designed to permit cable system operators to manage advertising sales, scheduling, packaging and billing operations. This product provides management performance reports, inventory management and optimization, interactive linkage construction, billing and accounts receivable management. Our Advertising Management Software product works with our SPOT System, our ITV System and with many other broadcast automation systems.

Broadcast Products

   SeaChange Broadcast MediaCluster System

   Our Broadcast MediaCluster System is currently composed of three to seven individual video servers arranged in a cluster acting as one system. This system is designed to provide high quality, digital based video storage and playback for use with automation systems in broadcast television stations. This product is intended to replace on-air tape decks used to store and play back advertising, movies and other programming from video tape cart systems and, in some cases, to replace the cart systems themselves. Our Broadcast MediaCluster System is designed for customers both in larger broadcast television markets, which use station automation systems, and in smaller markets, which use control software included in the system.

   As with the ITV System in the broadband segment, our Broadcast MediaCluster System is designed to simultaneously record, encode, store to a disk and play video content using compression and decompression hardware. This product is designed to seamlessly integrate into television broadcasters' current tape-based operations and meet the high performance requirements of television broadcasters. Our Broadcast MediaCluster System has features that enable the broadcaster to have end to end functionality and reliability, including one feature that enables broadcasters to schedule its programming for a week of television content.


Customer Service and Support

   We install, maintain and support our products in North America, Asia, South America and Europe. We offer basic and advanced formal on-site training for customer employees. We currently provide installation, maintenance and support to international customers and also provide movie content in conjunction with sales of our ITV System to hotels. We offer technical support to customers, agents and distributors on a 24-hour, seven-day a week basis. Our systems sales always include at least one year of free maintenance.

Customers

   We currently sell our products primarily to cable system operators, broadcast and telecommunications companies.

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

   Our customer base is highly concentrated among a limited number of large customers, primarily due to the fact that the cable, movie, broadcast, and telecommunications industries in the United States are dominated by a limited number of large companies. A significant portion of our revenues in any given fiscal period have been derived from substantial orders placed by these large organizations. In the year ended December 31, 1999, the year ended January 31, 2001, and the nine months ended October 31, 2001 revenues from our five largest customers represented approximately 47%, 44% and 57%, respectively, of our total revenues. Customers accounting for more than 10% of total revenues consisted of AT&T Media Services (15%) and Time Warner (10%) in 1999; AT&T Media Services (16%) and Time Warner (11%) in the one month ended January 31, 2000; Time Warner (12%) and Cox Communications (10%) in the twelve months ended January 31, 2001; and Comcast (20%) and Time Warner (17%) in the nine months ended October 31, 2001. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues in future periods. As a result of this customer concentration, our business, financial condition and results of operations could be materially adversely affected by the failure of anticipated orders to materialize and by deferrals or cancellations of orders as a result of changes in customer requirements or new product announcements or introductions. In addition, the concentration of customers may make variations in revenue, expenses and operating results due to seasonality of orders more pronounced.

   We believe that our backlog at any particular time is not meaningful as an indicator of our future level of sales for any particular period. Because of the nature of our products and our use of standard components, substantially all of the backlog at the end of a quarter can be manufactured by us and is intended to be shipped by the end of the following quarter. However, because of the requirements of particular customers these backlogs may not be shipped or, if shipped, the related revenues may not be recognized in that quarter. Therefore, there is no direct correlation between the backlog at the end of any quarter and our total sales for the following quarter or other periods.

Selling and Marketing

   We sell and market our products in the United States primarily through a direct field sales organization and internationally through direct sales and independent agents and distributors, complemented by a coordinated marketing effort of our marketing group. Direct sales activities in the United States are conducted from our Massachusetts headquarters and seven field offices. In October 1996, we entered into an exclusive sales and marketing services agreement with a private Italian company to provide these services throughout continental Europe. We also market certain of our products to systems integrators and value-added resellers.

   In light of the complexity of our digital video products, we primarily employ a consultative direct sales process. Working closely with customers to understand and define their needs enables us to obtain better information regarding market requirements, enhance our expertise in our customers' industries, and more effectively and precisely convey to customers how our solutions address the customer's specific needs. In addition to the direct sales process, customer references and visits by potential customers to sites where our products are in place are often critical in the sales process.

   We use several marketing programs focused on our targeted markets to support the sale and distribution of our products. We use exhibitions at a limited number of prominent industry trade shows and conferences and presentations at technology seminars to promote awareness of us and our products. We also publish technical articles in trade and technical journals and promotional product literature.

Research and Product Development

   Our management believes that our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion new products and enhancements to our existing products that meet changing customer requirements in our current and new markets. We have in the past made, and intend to continue to make, substantial investments in product and technological development. Through our direct sales process we monitor changing customer needs, changes in the marketplace and emerging industry standards, and are therefore better able to focus our research and development efforts to address these evolving industry requirements.

   Our research and development expenditures totaled approximately $16.3 million, $20.3 and $17.6 million for the year ended December 31, 1999, the year ended January 31, 2001, and the nine months ended October 31, 2001, respectively. At October 31, 2001, 151 employees were engaged in research and product development. We believe that the experience of our product development personnel is an important factor in our success. We perform our research and product development activities at our headquarters and in offices in Greenville, New Hampshire; Atlanta, Georgia; and Fort Washington, Pennsylvania. We have historically expensed our direct research and development costs as incurred.

   In December 1999, we enhanced our research and development capabilities through the acquisition of Digital Video Arts, Ltd., a developer of custom software products specializing in digital video and interactive television.

Manufacturing

   Our manufacturing operations are located at facilities in Maynard, Massachusetts and in Greenville, New Hampshire. The manufacturing operations in Massachusetts consist primarily of component and subassembly procurement, system integration and final assembly, testing and quality control of the complete systems. Our operations in New Hampshire consist primarily of component and subassembly procurement, video server integration and final assembly, testing and quality control of the video servers. We rely on independent contractors to manufacture components and subassemblies to our specifications. Each of our products undergoes testing and quality inspection at the final assembly stage.

Competition

   The markets in which we compete are characterized by intense competition, with a large number of suppliers providing different types of products to different segments of the markets. In new markets for our products, we compete principally based on price. In markets in which we have an established presence, we compete principally on the basis of the breadth of our products' features and benefits, including the flexibility, scalability, professional quality, ease of use, reliability and cost effectiveness of our products, and our reputation and the depth of our expertise, customer service and support. While we believe that we currently compete favorably overall with respect to these factors and that our ability to provide solutions to manage, store and distribute digital video differentiates us from our competitors, in the future we may not be able to continue to compete successfully with respect to these factors.

   In the market for long-form video products including video-on-demand, we compete with various companies offering video server platforms such as Concurrent Computer Corp., nCube and Diva Systems Corp. In the television broadcast market, we compete against Grass Valley Group, Inc., Pinnacle Systems, Inc., Sony Corporation and Leitch Incorporated. In the digital advertisement insertion market, we generally compete only with nCube (formerly SkyConnect, Inc.). In addition, our Advertising Management Software competes against certain products of Columbine Cable Systems, Inc., Cable Computerized Management Systems, Inc., a subsidiary of Indenet Inc., CAM Systems, Inc., a subsidiary of Starnet Inc., LAN International USA, Inc., Visiontel, Inc. and various suppliers of sales, scheduling and billing software products. We expect the competition in each of these markets to intensify in the future.

   Many of our current and prospective competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than us. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products than us. Moreover, these companies may introduce additional products that are competitive with ours or enter into strategic relationships to offer complete solutions, and in the future our products may not be able to compete effectively with these products.

Proprietary Rights

   Our success and our ability to compete is dependent, in part, upon our proprietary rights. We have been granted one U.S. patent for our MediaCluster technology and have filed a foreign patent application for the same technology. We also have other patent applications in process for extensions of our existing technology and for other technologies. In addition, we rely on a combination of contractual rights, trademark laws, trade secrets and copyright laws to establish and protect our proprietary rights in our products. It is possible that in the future not all of these patents will be issued or that, if issued, the validity of these patents would be upheld. It is also possible that the steps taken by us to protect our intellectual property will be inadequate to prevent misappropriation of our technology or that our competitors will independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries in which our products are or may be distributed do not protect our proprietary rights to the same extent as do the laws of the United States.

Employees

   As of October 31, 2001, we employed 440 persons, including 151 in research and development, 153 in customer service and support, 43 in selling and marketing, 60 in manufacturing and 33 in finance and administration. We believe that our relations with our employees are good.

Facilities

   Our corporate headquarters, which is also our principal administrative, selling, marketing, customer service and support and product development facility, is located in Maynard, Massachusetts and consists of approximately 105,000 square feet under a lease which expires on March 31, 2005 with annual base rent of $610,000. We purchased approximately 24,000 square feet of office and manufacturing space in Greenville, New Hampshire on February 15, 2000 for $280,000. We also lease two facilities totaling approximately 13,000 square feet in Greenville, New Hampshire that are used for the development and final assembly of our video servers. In connection with the acquisition in December 1999 of Digital Video Arts, we entered into a lease for approximately 8,000 square feet of office space in Fort Washington, Pennsylvania, which is primarily used for the development of custom software products for companies specializing in digital video and interactive television. We also lease small research and development and/or sales and support offices in Atlanta, Georgia, San Francisco, California, Denver, Colorado, St. Louis, Missouri, Reno, Nevada, Valbonne, France, and Singapore.

Legal Proceedings

   On June 13, 2000, we filed in the United States District Court for the District of Delaware a lawsuit against one of our competitors, nCube Corp., whereby we alleged that nCube's MediaCube-4 product infringed a patent held by us (Patent No. 5,862,312) relating to our MediaCluster technology. In instituting the claim, we sought both a permanent injunction and damages in an unspecified amount. nCube made a counterclaim against us that the patent held by us was invalid and that nCube's MediaCube-4 product did not infringe our patent. On September 6, 2000, nCube conceded that, based on a claim construction ruling issued by the District Court on August 2000, nCube's MediaCube-4 product infringed our patent. On September 25, 2000, a jury upheld the validity of our patent. nCube has filed motions challenging both the jury's verdict and the District Court's claim construction ruling. The District Court has yet to rule on nCube's motions. At this time we are awaiting the court's decision regarding a permanent injunction. Damages will be determined in future proceedings.

   On January 8, 2001, nCube Corp. filed a complaint against us in the United States District Court for the District of Delaware alleging that our use of our MediaCluster, MediaExpress and Media Server technology each infringe a patent held by nCube (Patent No. 5,805,804). In instituting the claim, nCube has sought both an injunction and monetary damages in an unspecified amount. We responded on January 26, 2001, denying the claim of infringement. We also asserted a counterclaim seeking a declaration from the District Court that U.S. Patent No. 5,805,804 is invalid and not infringed. Currently, discovery on this claim is scheduled to be completed in December 2001, following which will be a claim construction hearing.

   On June 14, 1999, we filed a defamation complaint against Jeffrey Putterman, Lathrop Investment Management, Inc. and Concurrent Computer Corporation in the Circuit Court of Pulaski County, Arkansas alleging that the defendants conspired to injure our business and reputation in the marketplace. The complaint further alleges that Mr. Putterman and Lathrop Investment Management, Inc. defamed us through false postings on an Internet message board. The complaint seeks unspecified amounts of compensatory and punitive damages. On June 14, 2000, Concurrent filed a counterclaim under seal against us seeking unspecified damages. On July 28, 2000, Concurrent filed a motion for summary judgment on the claim of civil conspiracy and on January 4, 2001, the trial court entered an order granting summary judgment for Concurrent on that claim. We immediately requested reconsideration of this order or, in the alternative, recertification for immediate appeal. On June 12, 2001, the trial court denied the motion for reconsideration but made findings which permitted an immediate appeal and on July 11, 2001 we filed an appeal. The motions relating to these claims and counterclaims are currently pending and no trial date has been set.

   We cannot be certain of the outcome of the foregoing litigation, but do plan to oppose allegations against us and assert our claims against other parties vigorously. In addition, as these claims are subject to additional discovery and certain claims for damages are as yet unspecified, we are unable to estimate the impact to our business, financial condition and results of operations or cash flows.

                                  MANAGEMENT

   The following table sets forth for each of our directors, and our executive officers, their ages and the positions currently held by each such person with us:

 Name                            Age Position
 ----                            --- --------
 William C. Styslinger, III.....  55 President, Chief Executive Officer,
                                     Chairman of the Board and Director
 William L. Fiedler.............  57 Chief Financial Officer, Treasurer,
                                     Secretary and Vice President, Finance and
                                     Administration
 Scott Blais....................  43 Vice President, Customer Services
 Jeffrey M. Boone...............  37 Vice President, Software Engineering
 Branko J. Gerovac..............  51 Vice President, Research
 Ira Goldfarb...................  44 Vice President, Worldwide Sales
 Bruce E. Mann..................  53 Vice President, Network Storage
                                      Engineering
 Martin R. Hoffmann(1)(2).......  69 Director
 Thomas F. Olson(1)(2)..........  53 Director
 Carmine Vona(1)(2).............  63 Director

--------
(1) Member of Compensation and Option Committee.
(2) Member of Audit Committee.

Directors

   William C. Styslinger, III, has served as our President, Chief Executive Officer and a Director since our inception in July 1993 and as Chairman of the Board since January 1995. Prior to our formation in 1993, Mr. Styslinger was employed at Digital Equipment Corporation since March 1978, most recently as manager of the Cable Television Business Unit from October 1991 to May 1993. Mr. Styslinger is a member of the Board of Directors of Omtool, Inc., a provider of enterprise client/server facsimile software solutions.

   Martin R. Hoffmann has served as one of our Directors since January 1995. Mr. Hoffmann currently engages in consulting activities and is pursuing pro bono opportunities. Mr. Hoffmann served as Of Counsel to the Washington D.C. office of Skadden, Arps, Slate, Meagher & Flom LLP from January 1996 until July 2000. From April 1995 to January 1996, Mr. Hoffmann maintained a law practice and business consulting practice. He was a Visiting Senior Fellow at the Center for Policy, Industry and Industrial Development at Massachusetts Institute of Technology from May 1993 to April 1995, prior to which, from April 1989, he served as Vice President and General Counsel for Digital Equipment Corporation. Mr. Hoffmann is a member of the Board of Directors of Castle Energy Corporation, an oil and gas exploration and production company, and Chairman of the Board of Mitretek Systems, a non-profit technology and services company.

   Thomas F. Olson has served as one of our Directors since May 2001. Mr. Olson has been Chief Executive Officer of National Cable Communications, a company specializing in cable television advertising time sales since January 1999. From January 1995 to May 1998, Mr. Olson was Managing Partner of National Cable Communications and Chief Executive Officer of Katz Media Group, a radio, broadcast television and cable television national sales representation firm. Mr. Olson was with Katz Media Group for 23 years.

   Carmine Vona has served as one of our Directors since January 1995. Mr. Vona has been President and Chief Executive Officer of Vona Information Systems, Inc., a consulting firm, since June 1996. Prior to that, Mr. Vona was Executive Vice President and Senior Managing Director for worldwide technology at Bankers Trust Co. from November 1969 to June 1996. From August 1986 to June 1996 Mr. Vona was Chairman of BT-FSIS, a software development company and a wholly owned subsidiary of Bankers Trust Co.

Executive Officers

   Scott Blais has served as our Vice President, Customer Services since October 1998. Prior to joining us, Mr. Blais spent three years holding various positions including Vice President and General Manager at Adra Systems, Inc., a software company. Prior to that, Mr. Blais held the position of Director of Customer Services and Quality Assurance for Keyfile Corporation, a software company.

   Jeffrey M. Boone has served as our Vice President, Software Engineering since January 1998. Prior to that, Mr. Boone served as our Engineering Manager from June 1996 to December 1997, and as a member of the our technical staff from September 1995 to June 1996. Prior to joining us, Mr. Boone was a Systems Architect at Logica North American, a software consulting company, from June 1994 to September 1995.

   William L. Fiedler has served as our Chief Financial Officer, Treasurer and Vice President, Finance and Administration since September 1998 and as our Secretary since May 2000. Prior to joining us, Mr. Fiedler served from July 1984 to June 1998 as the Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration of Matrix One, Inc., a developer of product data management systems. Prior to that, Mr. Fiedler served as the Chief Financial Officer of Hendrix Electronics Inc., a developer of text processing and graphics publishing systems, and had also held controllership positions at Bose Corporation and GTE Sylvania.

   Branko J. Gerovac has served as our Vice President, Research since joining us in February 1999. Prior to that, Mr. Gerovac served from 1994 to 1999 as an Associate Director of Research at the Massachusetts Institute of Technology. Mr. Gerovac was previously employed from 1981 to 1994 by Digital Equipment Corporation as a consulting engineer.

   Ira Goldfarb has served as our Vice President, Worldwide Sales since January 1998. Prior to that, Mr. Goldfarb served as our Vice President, U.S. Systems Sales from August 1997 to January 1998, as our Vice President, Eastern Region from January 1997 to August 1997, and as Vice President, Central Region, from August 1994 to January 1997. Prior to joining us, Mr. Goldfarb held several sales management positions at Digital Equipment Corporation from September 1983 to July 1994.

   Bruce E. Mann joined us in September 1994 as Vice President, Network Storage Engineering. Mr. Mann is also President of SeaChange Systems, Inc., one of our subsidiaries which develops and manufactures video server-based products. Prior to joining us, Mr. Mann served as Director of Engineering at Ungermann-Bass, Inc., a subsidiary of Tandem Computers Inc., from March 1993 to September 1994. Prior to that, from September 1976 to March 1993, Mr. Mann was an engineer at Digital Equipment Corporation, most recently as Senior Consulting Engineer.

   Our executive officers are appointed by, and serve at the discretion of, our board of directors, and serve until their successors have been duly elected and qualified. There are no family relationships among any of the our executive officers or directors.

                             SELLING STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of October 31, 2001 by the stockholders who are selling shares of our common stock in this offering.

   Each of the selling stockholders is currently one of our executive officers or, in the case of Mr. Hoffmann, a director. See "Management." Each person has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity.

   The number and percentage of shares beneficially owned is determined in accordance with the rules of the Securities and Exchange Commission, and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares of common stock underlying options or warrants that are exercisable by that person within 60 days of October 31, 2001. However, these shares underlying options or warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of beneficial ownership prior to the offering is based on 22,962,415 shares of our common stock outstanding as of October 31, 2001.

                                                               After the Offering
                                                            ------------------------
                                                             Number of
                           Number of Shares    Shares Being    Shares    Percentage
                          Beneficially Owned     Offered    Beneficially     of
          Name           Prior to the Offering    Hereby       Owned     Outstanding
          ----           --------------------- ------------ ------------ -----------
William C.
 Styslinger(1)..........       2,184,023         125,000     2,059,023      7.82%
Scott Blais(2)..........          23,936           5,000        18,936         *
Jeffrey M. Boone (3)....          84,077          10,000        74,077         *
William L. Fiedler(4)...          88,051          10,000        78,051         *
Ira Goldfarb(5).........         121,468          15,000       106,468         *
Martin R. Hoffmann(6)...         205,009          35,000       170,009         *
Bruce E. Mann(7)........         364,095          10,000       354,095      1.34%

--------
 * Less than one percent.
 (1) Includes 215,000 shares of Common Stock owned by Merrill Lynch, Trustee f/b/o William C. Styslinger, III, IRA. Excludes (i) 96,429 shares of Common Stock owned by Thomas and Emily Franeta as Trustees of The Styslinger Family Trust; (ii) 10,147 shares of Common Stock held by Thomas Franeta as Custodian for Kimberly J. Styslinger; and (iii) 75,000 shares of Common Stock owned by his wife, Joyce Styslinger.
     Mr. Styslinger disclaims beneficial ownership of the shares held by The Styslinger Family Trust, by Thomas Franeta as Custodian for Kimberly J. Styslinger and by his wife, Joyce Styslinger. Includes 41,344 shares of Common Stock issuable pursuant to outstanding stock options that may be exercised within 60 days of October 31, 2001.
 (2) Includes 21,831 shares of Common Stock issuable pursuant to outstanding options that may be exercised within 60 days of October 31, 2001.
 (3) Includes 35,652 shares of Common Stock issuable pursuant to outstanding stock options that may be exercised within 60 days of October 31, 2001.
 (4) Includes 88,051 shares of Common Stock issuable pursuant to outstanding options that may be exercised within 60 days of October 31, 2001.
 (5) Includes 29,833 shares of Common Stock issuable pursuant to outstanding stock options that may be exercised within 60 days of October 31, 2001.
 (6) Includes 15,107 shares of Common Stock issuable pursuant to outstanding stock options that may be exercised within 60 days of October 31, 2001.
 (7) Includes 34,045 shares of Common Stock issuable pursuant to outstanding stock options that may be exercised within 60 days of October 31, 2001. Excludes an aggregate of 23,824 shares of Common Stock held by Mr. Mann's three children. Mr. Mann disclaims beneficial ownership of those shares held by his children.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Thomas Weisel Partners LLC and RBC Dain Rauscher, Inc. are acting as representatives, have each agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:

                                                                       Number of
      Name                                                              Shares
      ----                                                             ---------
      Morgan Stanley & Co. Incorporated............................... 1,880,676
      Thomas Weisel Partners LLC......................................   854,853
      RBC Dain Rauscher, Inc..........................................   683,882
      Adams, Harkness & Hill, Inc.....................................    25,000
      Kaufman Bros., L.P..............................................    25,000
      Ladenburg Thalman & Co. Inc.....................................    25,000
      J.P. Morgan Securities Inc......................................    25,000
      Morgan Keegan & Company, Inc....................................    25,000
      Suntrust Capital Markets, Inc...................................    25,000
      UBS Warburg LLC.................................................    25,000
                                                                       ---------
        Total......................................................... 3,594,411
                                                                       =========

   The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to some dealers at a price that represents a concession not in excess of $.9893 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 539,162 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to various conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the name of that underwriter in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters exercise the option in full, the total price to the public would be $119.8 million and the total proceeds to us, before deducting estimated offering expenses, would be $107.8 million.

   The common stock is listed on the NASDAQ National Market under the symbol "SEAC."

   SeaChange, our directors and executive officers and the selling stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it, he or she will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions described in this paragraph do not apply to:

  .  the sale of shares to the underwriters;

  . the issuance by us of shares of common stock upon the exercise of an option or a warrant, either currently outstanding or that may be issued pursuant to existing agreements, the conversion of a security outstanding on the date of this prospectus, and the issuance by us of warrants pursuant to existing agreements, in each case of which the underwriters have been advised in writing;

  . the issuance by us of shares of common stock or options to purchase shares of common stock pursuant to our existing stock option and purchase plans;

  . the transfer by any individual of shares of common stock or any securities convertible into or exercisable for common stock to members of their immediate family or to a trust or limited partnership for the benefit of such members or as a bona fide gift if each transferee or donee agrees in writing as a condition precedent to such transfer or gift to be bound by the same restrictions;

  . the issuance by us of shares of common stock or options to purchase shares of common stock in connection with the repurchase or exchange of the currently issued and outstanding shares of common stock of SeaChange Systems, Inc. held by persons other than us and the currently issued and outstanding options to purchase shares of common stock of SeaChange Systems, Inc.;

  . the issuance by us of shares of common stock, warrants to purchase shares of common stock or shares of common stock upon the exercise of such warrants in an aggregate amount not to exceed 100,000 shares of common stock in connection with strategic agreements as to which there are current discussions underway; or

  . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, investment banking services to us.

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. In addition, the underwriters have agreed to reimburse us for a portion of our expenses in connection with our sale of common stock in this offering.

Transfer Agent and Registrar

   Mellon Investor Services LLC, 111 Founders Plaza, Suite 1100, East Hartford, Connecticut 06108 is the transfer agent for our common stock.

                                 LEGAL MATTERS

   Certain legal matters with respect to the issuance of the shares offered hereby will be passed upon for SeaChange International by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. As of the date of this prospectus, certain attorneys with the firm of Testa, Hurwitz & Thibeault, LLP beneficially own an aggregate of 2,250 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1999, January 31, 2000 and January 31, 2001 and for each of the two years in the period ended December 31, 1999, the one month ended January 31, 2000 and the year ended January 31, 2001, included in this prospectus have been so included in reliance upon the report (which contains an explanatory paragraph relating to SeaChange International's change in method of recognizing revenue as described in Note 3 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by SeaChange International may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

   Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. Our common stock is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning SeaChange International may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006.

   We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information regarding us and the shares of our common stock offered hereby, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are necessarily summaries of those documents, and in each instance we refer you to the copy of that document filed as an exhibit to the registration statement for a more complete description of the matters involved. The registration statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

   We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference in this document, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. Requests for copies should be directed to Investor Relations, SeaChange International, Inc., 124 Acton Street, Maynard, Massachusetts 01754, Telephone: (978) 897-0100.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents filed by us with the SEC pursuant to the Exchange Act are incorporated in this prospectus by reference:

  1. SeaChange's Amended Annual Report on Form 10-K/A for the fiscal year ended January 31, 2001 (File No. 000-21393).

  2. SeaChange's Quarterly Report on Form 10-Q for the period ended April 30, 2001 (File No. 000-21393).

  3. SeaChange's Quarterly Report on Form 10-Q for the period ended July 31, 2001 (File No. 000-21393).

  4. SeaChange's Quarterly Report on Form 10-Q for the period ended October 31, 2001 (File No. 000-21393).

  5. The description of our common stock contained in the section titled "Description of Registrant's Securities to be Registered" contained in our registration statement on Form 8-A filed under the Exchange Act with the SEC on September 18, 1996 (File No. 000-21393), and incorporating by reference the information contained in our registration statements on Form S-1 (File No. 333-12233), including any amendment or report filed for the purpose of updating that description.

   All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the filing by us of the initial registration statement of which this prospectus is a part and prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                         SEACHANGE INTERNATIONAL, INC.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET AS OF OCTOBER 31, 2001 (UNAUDITED).............   F-2
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED OCTOBER 31,
 2000 AND 2001 (UNAUDITED)................................................   F-3
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED OCTOBER 31,
 2000 AND 2001 (UNAUDITED)................................................   F-4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)....................   F-5
REPORT OF INDEPENDENT ACCOUNTANTS.........................................  F-12
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1999 AND AS OF JANUARY 31,
 2000 AND 2001............................................................  F-13
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998
 AND 1999, THE ONE MONTH ENDED JANUARY 31, 2000, THE YEAR ENDED JANUARY
 31, 2001, AND THE ONE MONTH ENDED JANUARY 31, 1999.......................  F-14
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
 DECEMBER 31, 1998 AND 1999, THE ONE MONTH ENDED JANUARY 31, 1999 AND
 JANUARY 31, 2000, AND THE YEAR ENDED JANUARY 31, 2001....................  F-15
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 1998
 AND 1999, THE ONE MONTH ENDED JANUARY 31, 2000, THE YEAR ENDED
 JANUARY 31, 2001, AND THE ONE MONTH ENDED JANUARY 31, 1999...............  F-16
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................  F-17
REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE.........  F-37
VALUATION OF QUALIFYING ACCOUNTS AND RESERVES.............................  F-38

                         SEACHANGE INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                       (in thousands, except share data)
                                  (unaudited)

                                                                    October 31,
                                                                       2001
                                                                    -----------
Assets
Current assets:
  Cash and cash equivalents........................................  $  7,280
  Accounts receivable, net of allowance for doubtful accounts of
   $687 at October 31, 2001........................................    24,316
  Inventories......................................................    24,923
  Prepaid expenses and other current assets........................     3,187
  Deferred income taxes............................................     7,001
                                                                     --------
    Total current assets...........................................    66,707
Property and equipment, net........................................    17,526
Other assets.......................................................     1,117
Deferred income taxes..............................................     1,481
Goodwill and intangibles, net......................................     4,575
                                                                     --------
                                                                     $ 91,406
                                                                     ========
Liabilities and Stockholders' Equity
Current liabilities:
  Line of credit...................................................  $     --
  Current portion of line of credit and obligations under capital
   leases..........................................................       316
  Accounts payable.................................................    16,131
  Accrued expenses.................................................     1,888
  Customer deposits................................................       946
  Deferred revenue.................................................     9,362
  Income taxes payable.............................................       471
                                                                     --------
    Total current liabilities......................................    29,114
                                                                     --------
Long-term line of credit and obligations under capital leases......     6,442
                                                                     --------
Commitments and contingencies
Stockholders' Equity:
  Common stock, $.01 par value; 100,000,000 shares authorized;
   22,962,415 shares issued at October 31, 2001....................       230
  Additional paid-in capital.......................................    63,630
  Deferred equity discount.........................................    (1,187)
  Accumulated deficit..............................................    (6,619)
  Accumulated other comprehensive loss.............................      (204)
                                                                     --------
    Total stockholders' equity.....................................    55,850
                                                                     --------
                                                                     $ 91,406
                                                                     ========

    The accompanying notes are an integral part of these consolidated financial statements.

                         SEACHANGE INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)

                                                      Nine months ended
                                              ---------------------------------
                                              October 31, 2000 October 31, 2001
                                              ---------------- ----------------
Revenue:
  Systems....................................     $55,794          $ 60,829
  Services...................................      16,892            21,572
                                                  -------          --------
                                                   72,686            82,401
Cost of revenues:
  Systems....................................      30,043            35,208
  Services...................................      13,271            15,644
                                                  -------          --------
                                                   43,314            50,852
                                                  -------          --------
Gross profit.................................      29,372            31,549
                                                  -------          --------
Operating expenses:
  Research and development...................      14,456            17,560
  Selling and marketing......................       8,284            10,599
  General and administrative.................       4,977             5,579
                                                  -------          --------
                                                   27,717            33,738
                                                  -------          --------
Income (loss) from operations................       1,655            (2,189)
Interest income (expense), net...............         (30)             (332)
                                                  -------          --------
Income (loss) before income taxes............       1,625            (2,521)
Provision (benefit) for income taxes.........         520              (807)
                                                  -------          --------
Income (loss) before cumulative effect of
 change in accounting principle..............       1,105            (1,714)
Cumulative effect of change in accounting
 principle, net of tax of $732...............      (1,100)              --
                                                  -------          --------
Net income (loss)............................     $     5          $ (1,714)
                                                  =======          ========
Basic earnings (loss) per share before
 cumulative effect of change in accounting
 principle...................................     $  0.05          $  (0.08)
Cumulative effect of change in accounting
 principle...................................       (0.05)         $    --
                                                  -------          --------
Basic earnings (loss) per share..............     $  0.00          $  (0.08)
                                                  =======          ========
Diluted earnings (loss) per share............     $  0.00          $  (0.08)
                                                  =======          ========
Weighted average common shares outstanding:
  Basic......................................      21,668            22,796
  Diluted....................................      23,170            22,796

  The accompanying notes are an integral part of these consolidated financial statements.

                         SEACHANGE INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     INCREASE IN CASH AND CASH EQUIVALENTS
                                 (in thousands)
                                  (unaudited)

                                                   For the nine months ended
                                               ---------------------------------
                                               October 31, 2000 October 31, 2001
                                               ---------------- ----------------
Cash flows from operating activities:
Net income (loss)............................      $     5          $(1,714)
Adjustments to reconcile net income (loss) to
 net cash
 provided by (used in) operating activities:
  Depreciation and amortization..............        3,546            5,268
  Inventory valuation allowance..............          149               --
  Amortization of deferred equity discount...           --            1,142
  Deferred taxes.............................           --             (807)
  Changes in operating assets and
   liabilities:
    Accounts receivable......................       (6,528)           2,796
    Inventories..............................       (3,204)            (533)
    Prepaid expenses and other assets........       (2,459)            (506)
    Accounts payable.........................        4,476           (1,201)
    Accrued expenses.........................         (804)              72
    Customer deposits........................        1,445           (3,000)
    Deferred revenue.........................        1,888              927
    Income taxes payable.....................         (508)            (485)
                                                   -------          -------
      Net cash provided by (used in)
       operating activities..................       (1,994)           1,959
                                                   -------          -------
Cash flows from investing activities:
  Purchases of property and equipment........       (7,367)          (5,559)
  Increase in intangible assets..............       (2,209)          (2,709)
                                                   -------          -------
      Net cash used in investing activities..       (9,576)          (8,268)
                                                   -------          -------
Cash flows from financing activities:
  Borrowings under construction loan.........        1,044               --
  Borrowings under line of credit............        4,324            5,409
  Repayment of borrowings under revolving
   line of credit............................           --           (4,000)
  Repayment of borrowings under construction
   loan and line of credit...................       (1,017)          (4,967)
  Repayment of obligations under capital
   lease.....................................         (181)            (150)
  Net proceeds from issuance of common
   stock.....................................       11,923           11,152
                                                   -------          -------
      Net cash provided by financing
       activities............................       16,093            7,444
                                                   -------          -------
Net increase in cash and cash equivalents....        4,523            1,135
Cash and cash equivalents, beginning of
 period......................................        2,721            6,145
                                                   -------          -------
Cash and cash equivalents, end of period.....      $ 7,244          $ 7,280
                                                   =======          =======
Supplemental disclosure of noncash
 activities:
  Transfer of items originally classified as
   fixed assets to inventories...............      $   497          $   530
  Transfer of items originally classified as
   inventories to fixed assets...............      $    --          $ 1,047

  The accompanying notes are an integral part of these consolidated financial statements

                         SEACHANGE INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (in thousands, except per share data)
                                  (unaudited)

1. Basis of Presentation

   The accompanying unaudited consolidated financial statements include the accounts of SeaChange International, Inc. and its subsidiaries. SeaChange believes that the unaudited consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments), necessary for a fair statement of SeaChange's financial position, results of operations and cash flows at the dates and for the periods indicated. The results of operations for the periods presented are not necessarily indicative of results expected for the full fiscal year or any other future periods. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended January 31, 2001.

2. Revenue Recognition

   Revenues from sales of systems are recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection of the related receivable is probable. Installation, project management and training revenue is deferred and recognized as these services are performed. Revenue from technical support and maintenance is deferred and recognized ratably over the period of the related agreements, generally twelve months. Customers are billed for installation, project management, training and maintenance at the time of the product sale. If a portion of the sales price is not due until installation of the system is complete, that portion of the sales price is deferred until installation is complete. Revenue from content fees, primarily movies, is recognized based on the volume of monthly purchases that are made by hotel guests. Revenue from product development contract services is recognized based on the time and materials incurred to complete the work. Shipping and handling costs are included in revenue and cost of revenues.

   SeaChange's transactions frequently involve the sales of systems and services under multiple element arrangements. Systems sales always include one year of free technical support and maintenance services. Revenue under multiple element arrangements is allocated to all elements except systems based upon the fair value of those elements. The amounts allocated to training, project management, technical support and maintenance and content fees are based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to installation revenue is based upon hourly rates and the estimated time required to complete the service. The amount allocated to systems is done on a residual method basis. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to systems revenue. Installation, training and project management services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products.

                         SEACHANGE INTERNATIONAL, INC.

                     (in thousands, except per share data)
                                  (unaudited)

3. Earnings Per Share

   For the nine months ended October 31, 2001, common shares of 3,503,315 issuable upon the exercise of stock options are antidilutive because SeaChange recorded a net loss for the period, and therefore, have been excluded from the diluted earnings per share computation.

   Below is a summary of the shares used in calculating basic and diluted earnings per share for the periods indicated:

                                                          Nine months ended
                                                       -----------------------
                                                       October 31, October 31,
                                                          2000        2001
                                                       ----------- -----------
Weighted average shares used in calculating earnings
 per share--
  Basic...............................................   21,668      22,796
  Dilutive common stock equivalents...................    1,502          --
                                                         ------      ------
Weighted average shares used in calculating earnings
 per share--
  Diluted.............................................   23,170      22,796
                                                         ======      ======

4. Inventories

Inventories consist of the following:

                                                                     October 31,
                                                                        2001
                                                                     -----------
  Components and assemblies ........................................   $ 7,398
  Finished products ................................................   $17,525
                                                                       -------
                                                                       $24,923
                                                                       =======

5. Comprehensive Income (Loss)

   SeaChange's comprehensive income (loss) was as follows:

                                                          Nine months ended
                                                       -----------------------
                                                       October 31, October 31,
                                                          2000        2001
                                                       ----------- -----------
Net income (loss).....................................    $   5     $ (1,714)
Other comprehensive (expense), net of tax:
  Foreign currency translation adjustment, net of tax
   of
   $(34) and $(11), respectively......................      (72)         (22)
                                                          -----     --------
Other comprehensive income (expense)..................      (72)         (22)
                                                          -----     --------
Comprehensive income (loss)...........................    $ (67)    $ (1,736)
                                                          =====     ========

6. Deferred Legal Costs

   SeaChange defers legal costs associated with defending its existing patents. If the patent defense is successful, the costs are capitalized and amortized over their estimated remaining useful life. If the patent defense is unsuccessful, the amounts deferred are charged to operating expense. In July 2001, approximately $2.7 million in deferred legal costs were capitalized into intangible assets as a result of the successful defense of patents.

                         SEACHANGE INTERNATIONAL, INC.

                     (in thousands, except per share data)
                                  (unaudited)

7. Change in Accounting Principle

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Historically, for some of SeaChange's sales transactions, a portion of the sales price, typically 25%, was not due until installation occurred. Under SAB 101 and the new accounting method adopted retroactive to February 1, 2000, SeaChange now defers the portion of the sales price not due until installation is complete. During the fourth quarter of the twelve months ended January 31, 2001, SeaChange implemented the SEC's SAB 101 guidelines, retroactive to the beginning of the year. This was reported as a cumulative effect of a change in accounting principle as of February 1, 2000. The cumulative effect of the change in accounting principle on prior years resulted in a charge to income of $1.1 million (net of income taxes of $732,000), or $0.05 per diluted share, which has been included in income for the nine months ended October 31, 2000. The results for the nine months ended October 31, 2000 have been restated to conform with SAB 101.

8. Segment Information

   SeaChange has three reportable segments: broadband systems, broadcast systems and services. The broadband systems segment provides products to digitally manage, store and distribute digital video for cable system operators and telecommunications companies. The broadcast systems segment provides products for the storage, archival, on-air playback of advertising and other video programming for the broadcast television industry. The service segment provides installation, training, product management, post-contract support services for all of the above systems and content which is distributed by the broadband product segment. SeaChange does not measure the assets allocated to the segments. SeaChange measures results of the segments based on the respective gross profits. There were no inter-segment sales or transfers during the periods presented. Long-lived assets are principally located in the United States. The following summarizes the revenues and cost of revenues by reportable segment:

                                                          Nine months ended
                                                       -----------------------
                                                       October 31, October 31,
                                                          2000        2001
                                                       ----------- -----------
Revenues:
  Broadband...........................................   $39,273     $48,158
  Broadcast...........................................    16,521      12,671
  Services............................................    16,892      21,572
                                                         -------     -------
    Total.............................................   $72,686     $82,401
                                                         =======     =======
Cost of revenues:
  Broadband...........................................   $20,885     $27,956
  Broadcast...........................................     9,158       7,252
  Services............................................    13,271      15,644
                                                         -------     -------
    Total.............................................   $43,314     $50,852
                                                         =======     =======
The following summarizes revenues by geographic
 locations:
Revenues:
  United States.......................................   $57,969     $71,313
  Canada and South America............................     2,988         940
  Europe..............................................     5,802       5,185
  Asian Pacific and rest of world.....................     5,927       4,963
                                                         -------     -------
    Total.............................................   $72,686     $82,401
                                                         =======     =======

                         SEACHANGE INTERNATIONAL, INC.

                     (in thousands, except per share data)
                                  (unaudited)

   For the nine months ended October 31, 2001 and 2000, certain customers each accounted for more than 10% of SeaChange's revenue. Individual customers each accounted for 20% and 17% of revenues in the nine months ended October 31, 2001 and 11%, 11%, 10% and 10% in the nine months ended October 31, 2000.

                                                            Nine months ended
                                                         -----------------------
                                                         October 31, October 31,
                                                            2000        2001
                                                         ----------- -----------
Customer A..............................................                  20%
Customer B..............................................      11%         17%
Customer C..............................................      11%
Customer D..............................................      10%
Customer E..............................................      10%

9. Legal Proceedings

   On June 13, 2000, SeaChange filed in the United States District Court for the District of Delaware a lawsuit against one of its competitors, nCube Corp., whereby SeaChange alleged that nCube's MediaCube-4 product infringed a patent (Patent No. 5,862,312) relating to our MediaCluster technology. In instituting the claim, SeaChange sought both a permanent injunction and damages in an unspecified amount. nCube made a counterclaim against SeaChange that the patent held by SeaChange was invalid and that nCube's MediaCube-4 product did not infringe SeaChange's patent. On September 6, 2000, nCube conceded that, based on a claim construction ruling issued by the District Court on August 2000, nCube's MediaCube-4 product infringed SeaChange's patent. On September 25, 2000, a jury upheld the validity of SeaChange's patent. nCube has filed motions challenging both the jury's verdict and the District Court's claim construction ruling. The District Court has yet to rule on nCube's motions. At this time, SeaChange is awaiting the court's decision regarding a permanent injunction. Damages will be determined in future proceedings.

   On January 8, 2001, nCube Corp. filed a complaint against SeaChange in the United States District Court for the District of Delaware alleging that SeaChange's use of SeaChange's MediaCluster, MediaExpress and Media Server technology each infringe a patent held by nCube (Patent No. 5,805,804). In instituting the claim, nCube has sought both an injunction and monetary damages in an unspecified amount. SeaChange responded on January 26, 2001, denying the claim of infringement. SeaChange also asserted a counterclaim seeking a declaration from the District Court that U.S. Patent No. 5,805,804 is invalid and not infringed. Currently, discovery on this claim is scheduled to be completed in December 2001, following which will be a claim construction hearing.

   On June 14, 1999, SeaChange filed a defamation complaint against Jeffrey Putterman, Lathrop Investment Management, Inc. and Concurrent Computer Corporation in the Circuit Court of Pulaski County, Arkansas alleging that the defendants conspired to injure SeaChange's business and reputation in the marketplace. The complaint further alleges that Mr. Putterman and Lathrop Investment Management, Inc. defamed SeaChange through false postings on an Internet message board. The complaint seeks unspecified amounts of compensatory and punitive damages. On June 14, 2000, Concurrent filed a counterclaim under seal against SeaChange seeking unspecified damages. On
July 28, 2000, Concurrent filed a motion for summary judgment on the claim of civil conspiracy and on January 4, 2001, the trial court entered an order granting summary judgment for Concurrent on that claim. SeaChange immediately requested reconsideration of this order or, in the alternative, recertification for immediate appeal. On June 12, 2001, the trial court denied the motion for reconsideration but made findings which permitted an immediate appeal and on July 11, 2001 SeaChange filed an appeal. The motions relating to these claims and counterclaims are currently pending and no trial date has been set.

                         SEACHANGE INTERNATIONAL, INC.

                     (in thousands, except per share data)
                                  (unaudited)

   SeaChange cannot be certain of the outcome of the foregoing litigation, but does plan to oppose allegations against it and assert its claims against other parties vigorously. In addition, as these claims are subject to additional discovery and certain claims for damages are as yet unspecified, SeaChange is unable to estimate the impact to its business, financial condition and results of operations or cash flows.

10. Comcast Equity Investment and Video-on-Demand Purchase Agreements

   On December 1, 2000, SeaChange and Comcast Cable Communications, Inc. entered into a video-on-demand purchase agreement for SeaChange's interactive television video servers and related services. Under the terms of the video-on-demand purchase agreement, Comcast has committed to purchase SeaChange's equipment capable of serving a minimum of one million cable subscribers by approximately December 2002. In addition, Comcast may earn up to an additional 450,000 incentive common stock purchase warrants through December 2003 based on the number of cable subscribers in excess of one million who are served by SeaChange's equipment which has been purchased by Comcast. In connection with the execution of this commercial agreement, SeaChange entered into a common stock and warrant purchase agreement, dated as of December 1, 2000, with Comcast SC Investment, Inc., whereby Comcast SC agreed to purchase, subject to certain closing conditions including registration of the shares purchased thereby, 466,255 shares of SeaChange's common stock for approximately $10 million and Comcast SC would receive a warrant to purchase 100,000 shares, exercisable at $21.445 per share, of SeaChange's common stock. This stock and warrant purchase agreement was terminated by SeaChange and Comcast SC on February 28, 2001. The terms and conditions of the video-on-demand purchase agreement have not been modified.

   On February 28, 2001, SeaChange and Comcast SC signed and closed a new common stock and warrant purchase agreement on terms similar to the prior agreement. Under the terms of this new agreement, SeaChange sold in a private placement to Comcast SC for approximately $10,000,000 an aggregate of 756,144 shares of SeaChange's common stock and a warrant to purchase 100,000 shares of SeaChange's common stock with an exercise price of $13.225 per share. Under certain conditions determined upon the effectiveness of the registration of the shares, the number of common shares purchased and the number of common stock purchase warrants and related exercise price are subject to adjustment. An additional number of shares of common stock would be issued to Comcast SC without any additional consideration as is equal to the difference between 756,144, the number of shares of common stock issued on February 28, 2001, and the number of shares obtained by dividing $10,000,000 by the lower of 1) 92% of the closing market price of SeaChange's common stock on the date of effectiveness of the registration statement, and 2) the average of the closing market price of SeaChange's common stock for the five trading days ending on the effective date of this registration statement, if either of such prices is lower than $13.225. The warrant agreement contains an adjustment mechanism such that the warrant would be exercisable for an additional 25,000 shares of SeaChange's common stock if the registration statement has not been declared effective on or before March 31, 2001 and an additional 333.33 shares of SeaChange's common stock per day beginning on and including May 1, 2001 for each day up to and including the day the registration statement is declared effective. The warrant agreement also provides that the exercise price of the warrant would be reduced on the effective date of the registration statement to the lower of 1) 92% of the closing market price of SeaChange's common stock on the effective date of the registration statement, and 2) the average of the closing market prices of SeaChange's common stock for the five trading days ending on the date of effectiveness of the registration statement, if either of such prices is lower than $13.225, the exercise price as of the closing date.

                         SEACHANGE INTERNATIONAL, INC.

                     (in thousands, except per share data)
                                  (unaudited)

   SeaChange determined the intrinsic value of $586,000 related to the 756,144 shares of common stock purchased on February 28, 2001 and measured the fair value of $1.1 million related to the 100,000 common stock purchase warrants as of the closing date and recorded these amounts as contra-equity. On April 30, 2001, SeaChange recorded an additional contra-equity amount of $325,000 for the fair value of the additional 25,000 common stock purchase warrants of SeaChange common stock as the registration statement had not been declared effective on or before March 31, 2001. On June 13, 2001, the effective date of the registration statement, SeaChange issued an additional 14,667 common stock purchase warrants in accordance with the agreement, and recorded an additional contra equity amount of $335,000, representing the incremental fair value of the total warrants issued. Based on the closing market price on the date of effectiveness of the registration statement and the five trading days preceding the date of effectiveness of this registration statement, no additional common shares were issued to Comcast SC pursuant to the terms of the purchase agreement and Comcast is not entitled to the issuance in the future of additional shares pursuant to the terms of the purchase agreement. Also, based on the then prevailing market prices of SeaChange's common stock, the exercise price of the warrant was not reduced and is not subject to reduction in the future, other than equitable adjustment in connection with a stock split or other comparable event and future dilutive issuances. The contra-equity amount is being amortized as an offset to gross revenue in proportion to the revenue recognized from the sale of equipment with respect to the first one million subscribers Comcast has committed to under the video-on-demand purchase agreement. During the three months ended April 30, 2001, July 31, 2001 and October 31, 2001, SeaChange amortized $449,000, $675,000 and $18,000, respectively, of the deferred equity discount. The fair value of the additional incentive common stock purchase warrants will also be recorded as an offset to gross revenue as the warrants are earned by Comcast, if any.

11. New Accounting Pronouncements

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. SeaChange believes the adoption of SFAS 141 will not have a material impact on its current financial position and results of operations.

   In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective for SeaChange on February 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization and includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill. SeaChange believes the adoption of SFAS 142 will not have a material impact on its current financial position and results of operations.

   In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 provides the accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS 143 is effective for financial statements for fiscal years beginning after June 15, 2002. SeaChange believes the adoption of SFAS 143 will not have a material impact on its current financial position and results of operations.

   In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets."

                         SEACHANGE INTERNATIONAL, INC.

                     (in thousands, except per share data)
                                  (unaudited)
SFAS 144 requires one method of accounting for long-lived assets disposed of by sale. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. SeaChange believes the adoption of SFAS 144 will not have a material impact on its current financial position and results of operations.

12. Income Taxes

   At October 31, 2001, SeaChange had net deferred tax assets of $8.5 million. Although realizability is not assured, based on the weight of available evidence, SeaChange believes it is more likely than not that all remaining deferred tax assets will be realized. The amount of the deferred tax assets considered realizable is subject to change based on future events, including generating taxable income in future periods. SeaChange will continue to assess the need for the valuation allowance at each balance sheet date based on all available evidence. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if SeaChange does not generate sufficient taxable income in future periods.

13. Debt Agreement

   SeaChange has entered into a $10.0 million revolving line of credit with a bank that expires in October 2003. Loans made under this revolving line of credit will bear interest at a rate per annum equal to the bank's prime rate, 5.50% at October 31, 2001. As of October 31, 2001, SeaChange has borrowings of $5.4 million under this revolving line of credit. Borrowings under this line of credit are collateralized by substantially all of SeaChange's assets. The loan agreement requires that SeaChange provide the bank with certain periodic financial reports and comply with certain financial ratios including a minimum level of earnings before interest, taxes and depreciation and amortization on a trailing twelve month basis. As of October 31, 2001, SeaChange was in compliance with these financial covenants.

   This line of credit replaces SeaChange's prior revolving line of credit and equipment line with a different bank. In conjunction with entering into the new bank line, SeaChange repaid to its prior lender all outstanding borrowings under the equipment line of financing in an amount of $3.4 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of SeaChange International, Inc.:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of SeaChange International, Inc. and its subsidiaries at December 31, 1999, January 31, 2000 and January 31, 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, the one month ended January 31, 2000 and the year ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Note 3 to the consolidated financial statements, during the year ended January 31, 2001, the Company changed its method of recognizing revenue.

                                          /s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2001 (except for the
information presented in Note 12
for which the date is June 12, 2001)

                         SEACHANGE INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                       (in thousands, except share data)

                                           December 31, January 31, January 31,
                                               1999        2000        2001
                                           ------------ ----------- -----------
Assets
Current assets:
  Cash and cash equivalents...............   $ 11,318     $ 2,721     $ 6,145
  Accounts receivable, net of allowance
   for doubtful accounts of $908 at
   December 31, 1999 and January 31, 2000
   and $742 at January 31, 2001...........     17,840      16,756      27,112
  Inventories.............................     17,128      20,089      24,907
  Prepaid expenses and other current
   assets.................................      1,568       1,634       2,671
  Deferred income taxes...................      2,243       3,400       7,001
                                             --------     -------     -------
    Total current assets..................     50,097      44,600      67,836
Property and equipment, net...............     10,538      10,492      15,886
Other assets..............................        884         869       1,833
Goodwill and intangibles..................        785         751       2,698
                                             --------     -------     -------
                                             $ 62,304     $56,712     $88,253
                                             ========     =======     =======
Liabilities and Stockholders' Equity
Current liabilities:
  Line of credit..........................   $     --     $    --     $ 4,000
  Current portion of equipment line of
   credit and obligations under capital
   lease..................................      1,048       1,045       2,532
  Accounts payable........................     15,038      10,451      17,332
  Accrued expenses........................      3,499       2,776       1,816
  Customer deposits.......................      2,092       2,428       3,946
  Deferred revenue........................      4,380       6,292       8,435
  Income taxes payable....................        675         625         956
                                             --------     -------     -------
    Total current liabilities.............     26,732      23,617      39,017
                                             --------     -------     -------
Long-term portion of equipment line of
 credit and obligations under capital
 lease....................................      1,231       1,144       3,934
                                             --------     -------     -------
Commitments and contingencies (Note 12)
Stockholders' Equity:
  Convertible preferred stock, 5,000,000
   shares authorized, none outstanding....         --          --          --
  Common stock, $.01 par value;
   100,000,000 shares authorized;
   21,285,855, 21,300,185 and 22,037,811
   shares issued at December 31, 1999 and
   January 31, 2000 and 2001,
   respectively...........................        213         213         221
  Additional paid-in capital..............     35,633      35,695      50,157
  Deferred equity discount................         --          --          --
  Accumulated deficit.....................     (1,440)     (3,898)     (4,905)
  Accumulated other comprehensive loss....        (65)        (59)       (171)
                                             --------     -------     -------
    Total stockholders' equity............     34,341      31,951      45,302
                                             --------     -------     -------
                                             $ 62,304     $56,712     $88,253
                                             ========     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         SEACHANGE INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                             Year ended          One                     One
                            December 31,     month ended Year ended  month ended
                           ----------------  January 31, January 31, January 31,
                            1998     1999       2000        2001        1999
                           -------  -------  ----------- ----------- -----------
                                                                     (unaudited)
Revenues:
 Systems.................  $58,033  $68,457    $   226     $74,986     $   697
 Services................   14,891   16,764      1,484      23,482       1,211
                           -------  -------    -------     -------     -------
                            72,924   85,221      1,710      98,468       1,908
                           -------  -------    -------     -------     -------
Costs of revenues:
 Systems.................   35,772   38,889        633      39,928         670
 Services................   13,611   14,962      1,445      18,798       1,049
                           -------  -------    -------     -------     -------
                            49,383   53,851      2,078      58,726       1,719
                           -------  -------    -------     -------     -------
 Gross profit (loss).....   23,541   31,370       (368)     39,742         189
                           -------  -------    -------     -------     -------
Operating expenses:
 Research and
  development............   15,763   16,302      1,764      20,283       1,324
 Selling and marketing...    8,566    8,595      1,034      12,472         522
 General and
  administrative.........    6,132    5,335        457       7,372         447
 Restructuring of
  operations.............      676       --         --          --          --
 Acquisition costs.......       --      684         --          --          --
                           -------  -------    -------     -------     -------
                            31,137   30,916      3,255      40,127       2,293
                           -------  -------    -------     -------     -------
Income (loss) from
 operations..............   (7,596)     454     (3,623)       (385)     (2,104)
Interest income
 (expense), net..........      235       28          9        (212)          9
                           -------  -------    -------     -------     -------
Income (loss) before
 income taxes............   (7,361)     482     (3,614)       (597)     (2,095)
Provision (benefit) for
 income taxes............   (2,789)     (15)    (1,156)       (690)       (691)
                           -------  -------    -------     -------     -------
Income (loss) before
 cumulative effect of
 change in accounting
 principle...............   (4,572)     497     (2,458)         93      (1,404)
Cumulative effect of
 change in accounting
 principle, net of tax of
 $732....................       --       --         --      (1,100)         --
                           -------  -------    -------     -------     -------
Net income (loss)........  $(4,572) $   497    $(2,458)    $(1,007)    $(1,404)
                           =======  =======    =======     =======     =======
Basic and diluted
 earnings (loss) per
 share before cumulative
 effect of change in
 accounting principle....  $(0.24)  $  0.02    $ (0.12)    $  0.00     $ (0.07)
Cumulative effect of
 change in accounting
 principle...............       --       --         --       (0.05)         --
                           -------  -------    -------     -------     -------
Basic and diluted
 earnings (loss) per
 share...................  $ (0.24) $  0.02    $ (0.12)    $ (0.05)    $ (0.07)
                           =======  =======    =======     =======     =======
Pro forma amounts
 assuming the change in
 accounting principle is
 applied retroactively:
 Net income (loss).......  $(5,276) $   323    $(2,163)    $    93
                           =======  =======    =======     =======
 Earnings (loss) per
  share--Basic...........  $ (0.28) $  0.02    $ (0.10)    $  0.00
                           =======  =======    =======     =======
 Earnings (loss) per
  share--Diluted.........  $ (0.28) $  0.01    $ (0.10)    $  0.00
                           =======  =======    =======     =======
Shares used in
 calculating:
 Basic earnings (loss)
  per share..............   18,982   20,883     21,269      21,745      20,901
                           =======  =======    =======     =======     =======
 Diluted earnings (loss)
  per share..............   18,982   21,774     21,269      23,234      20,901
                           =======  =======    =======     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         SEACHANGE INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                            Common Stock                  Retained                 Total    Compre-
                          ------------------ Additional   earnings    Cumulative   Stock-   hensive
                           Number of    Par   paid-in   (accumulated) translation Holders'  income
                            shares     value  capital      deficit    adjustment   Equity   (Loss)
                          -----------  ----- ---------- ------------- ----------- --------  -------
Balance at December 31,
 1997...................   20,703,313  $207   $32,148      $ 2,635       $  14    $35,004
Issuance of common stock
 pursuant to exercise of
 stock options..........      135,790     1       507           --          --        508
Issuance of common stock
 in connection with
 employee stock purchase
 plan...................       79,157     1       405           --          --        406
Compensation expense
 associated with stock
 issuance...............           --    --        47           --          --         47
Translation adjustment..           --    --        --           --         (73)       (73)      (73)
Net loss................           --    --        --       (4,572)         --     (4,572)   (4,572)
                          -----------         -------      -------       -----    -------   -------
Comprehensive loss......                                                                    $(4,645)
                                                                                            =======
Balance at December 31,
 1998...................   20,918,260   209    33,107       (1,937)        (59)    31,320
Issuance of common stock
 pursuant to exercise of
 stock options..........       13,905    --        50           --          --         50
Translation adjustment..                                                    25         25        25
Net loss................           --    --        --       (1,404)         --     (1,404)   (1,404)
                          -----------         -------      -------       -----    -------   -------
Comprehensive loss......                                                                    $(1,379)
                                                                                            =======
Balance at January 31,
 1999 (unaudited).......   20,932,165   209    33,157       (3,341)        (34)    29,991
Issuance of common stock
 pursuant to exercise of
 stock options..........      296,848     3     1,145           --          --      1,148
Issuance of common stock
 in connection with
 employee stock purchase
 plan...................       87,014     1       422           --          --        423
Issuance of common stock
 in connection with
 Digital Video Arts,
 Ltd. acquisition.......       17,078    --       528           --          --        528
Purchase and retirement
 of treasury stock......      (47,250)   --        (1)          --          --         (1)
Tax benefit from stock
 options................           --    --       382           --          --        382
Translation adjustment..           --    --        --           --         (31)       (31)      (31)
Net income..............           --    --        --        1,901          --      1,901     1,901
                          -----------         -------      -------       -----    -------   -------
Comprehensive income....                                                                    $ 1,870
                                                                                            =======
Balance at December 31,
 1999...................   21,285,855   213    35,633       (1,440)        (65)    34,341
Issuance of common stock
 pursuant to exercise of
 stock options..........       14,330    --        62           --          --         62
Translation adjustment..           --    --        --           --           6          6         6
Net loss................           --    --        --       (2,458)         --     (2,458)   (2,458)
                          -----------         -------      -------       -----    -------   -------
Comprehensive loss......                                                                    $(2,452)
                                                                                            =======
Balance at January 31,
 2000...................   21,300,185   213    35,695       (3,898)        (59)    31,951
Issuance of common stock
 pursuant to exercise of
 stock options..........      392,669     4     1,802           --          --      1,806
Issuance of common stock
 in connection with
 employee stock purchase
 plan...................       67,795     1     1,013           --          --      1,014
Issuance of common stock
 in connection with
 Microsoft Corporation
 investment.............      277,162     3     9,997           --          --     10,000
Tax benefit from stock
 options................           --    --     1,650           --          --      1,650
Translation adjustment..           --    --        --           --        (112)      (112)     (112)
Net loss................           --    --        --       (1,007)         --     (1,007)   (1,007)
                          -----------         -------      -------       -----    -------   -------
Comprehensive loss......                                                                    $(1,119)
                                                                                            =======
Balance at January 31,
 2001...................   22,037,811  $221   $50,157      $(4,905)      $(171)   $45,302
                          ===========  ====   =======      =======       =====    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         SEACHANGE INTERNATIONAL, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
        Increase (Decrease) in Cash and Cash Equivalents (in thousands)

                             Year ended       One month               One month
                            December 31,        ended    Year ended     ended
                           ----------------  January 31, January 31, January 31,
                            1998     1999       2000        2001        1999
                           -------  -------  ----------- ----------- -----------
                                                                     (unaudited)
Cash flows from operating
 activities:
 Net income (loss).......  $(4,572) $   497    $(2,458)   $ (1,007)    $(1,404)
 Adjustments to reconcile
  net income (loss) to
  net cash provided by
  (used in) operating
  activities:
  Depreciation and
   amortization..........    4,813    4,218        355       4,920         379
  Inventory valuation
   allowance.............    2,016      458         --         823          --
  Compensation expense
   associated with stock
   and stock options.....       47       --         --          --          --
  Amortization of
   deferred equity
   discount..............       --       --         --          --          --
  Acquisition costs......       --      684         --          --          --
  Deferred income taxes..     (876)    (933)    (1,156)     (3,601)       (691)
  Changes in operating
   assets and
   liabilities:
  Accounts receivable....   (6,525)    (177)     1,084     (10,356)      5,019
  Inventories............   (4,368)  (4,257)    (2,961)     (5,126)     (1,630)
  Prepaid expenses and
   other current assets
   and other assets......   (1,610)   2,249        (46)     (2,113)       (743)
  Accounts payable.......    1,255    4,935     (4,587)      6,881      (2,678)
  Accrued expenses.......      656      (61)      (723)       (960)       (652)
  Customer deposits......     (345)     388        336       1,518         188
  Deferred revenue.......    1,644      441      1,912       2,143       1,037
  Income taxes payable...      390      200        (50)      1,981        (115)
                           -------  -------    -------    --------     -------
   Net cash provided by
    (used in) operating
    activities...........   (7,475)   8,642     (8,294)     (4,897)     (1,290)
                           -------  -------    -------    --------     -------
Cash flows from investing
 activities:
  Purchases of property
   and equipment.........   (3,816)  (3,130)      (275)    (10,276)        (62)
  Proceeds from sale and
   maturity of marketable
   securities............   10,212       --         --          --          --
  Purchases of marketable
   securities............     (902)      --         --          --          --
  Increase in intangible
   assets................       --       --         --      (2,500)         --
                           -------  -------    -------    --------     -------
   Net cash provided by
    (used in) investing
    activities...........    5,494   (3,130)      (275)    (12,776)        (62)
                           -------  -------    -------    --------     -------
Cash flows from financing
 activities:
  Proceeds from
   borrowings under line
   of credit.............    2,000       --         --       4,000          --
  Proceeds from
   borrowings under
   equipment line of
   credit................    1,226    1,106         --       4,823          --
  Proceeds from
   borrowings under
   construction loan.....       --       --         --       1,183          --
  Repayments under line
   of credit and
   equipment line of
   credit................       --   (2,245)       (72)     (1,569)     (2,039)
  Repayment of obligation
   under capital lease...      (18)    (500)       (18)       (160)        (11)
  Proceeds from issuance
   of common stock.......      914    2,003         62      12,820          50
                           -------  -------    -------    --------     -------
   Net cash provided by
    (used in) financing
    activities...........    4,122      364        (28)     21,097      (2,000)
                           -------  -------    -------    --------     -------
Net increase (decrease)
 in cash and cash
 equivalents.............    2,141    5,876     (8,597)      3,424      (3,352)
Cash and cash
 equivalents, beginning
 of period...............    3,301    5,442     11,318       2,721       5,442
                           -------  -------    -------    --------     -------
Cash and cash
 equivalents, end of
 period..................  $ 5,442  $11,318    $ 2,721    $  6,145     $ 2,090
                           =======  =======    =======    ========     =======
Supplemental disclosure
 of cash flow
 information:
  Income taxes paid......  $   132  $    81    $    --    $    303     $    --
  Interest paid..........  $    35  $   210    $    19    $    473     $    17
Supplemental disclosure
 of noncash activity:
  Transfer of items
   originally classified
   as inventories to
   fixed assets..........  $   584  $   227    $    --    $     --     $   109
  Transfer of items
   originally classified
   as fixed assets to
   inventories...........  $   668  $ 3,055    $    --    $    515     $    --
  Equipment acquired
   under capital lease...  $   374  $   336    $    --    $     --     $    --

  The accompanying notes are an integral part of these consolidated financial statements.

                         SEACHANGE INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

   SeaChange develops, manufactures and sells systems, known as video storage servers, that automate the management and distribution of both short-form video streams, such as advertisements, and long-form video streams, such as movies or other feature presentations, each of which requires precise, accurate and continuous execution, to cable system operators, telecommunications companies and broadcast television companies. Through January 31, 2001, substantially all of SeaChange's revenues were derived from the sale of broadband and broadcast systems and related services and content to cable system operators, broadcast and telecommunications companies in the United States and internationally.

   In April 2000, SeaChange's Board of Directors voted to change SeaChange's fiscal accounting year from December 31 to January 31, such that its fiscal year began on February 1, 2000 and ended on January 31, 2001.

2. Summary of Significant Accounting Policies

   Significant accounting policies followed in the preparation of the accompanying consolidated financial statements are as follows:

   Principles of Consolidation

   The consolidated financial statements include the accounts of SeaChange and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Revenue Recognition

   Revenues from sales of systems are recognized upon shipment provided title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection of the related receivable is probable. Installation, project management and training revenue is deferred and recognized as these services are performed. Revenue from technical support and maintenance is deferred and recognized ratably over the period of the related agreements, generally twelve months. Customers are billed for installation, project management, training and maintenance at the time of the product sale. If a portion of the sales price is not due until installation of the system is complete, that portion of the sales price is deferred until installation is complete. Revenue from content fees, primarily movies, is recognized based on the volume of monthly purchases that are made by hotel guests. Revenue from product development contract services is recognized based on the time and materials incurred to complete the work. Shipping and handling costs are included in revenue and cost of revenues.

   SeaChange's transactions frequently involve the sales of systems and services under multiple element arrangements. Systems sales always include one year of free technical support and maintenance services. Revenue under multiple element arrangements is allocated to all elements except systems based upon the fair value of those elements. The amounts allocated to training, project management, technical support and maintenance and content fees is based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to installation revenue is based upon hourly rates and the estimated time required to complete the service. The amount allocated to systems is done on a residual method basis. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to systems revenue. Installation, training and project management services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products.

                         SEACHANGE INTERNATIONAL, INC.

   Concentration of Credit Risk

   Financial instruments which potentially expose SeaChange to concentrations of credit risk include trade accounts receivable. To minimize this risk, SeaChange evaluates customers' financial condition, requires advance payments from certain of its customers and maintains reserves for potential credit losses. At December 31, 1998 and 1999, and at January 31, 2000 and 2001, SeaChange had an allowance for doubtful accounts of $870,000, $908,000, $908,000, and $742,000, respectively, to provide for potential credit losses and such losses to date have not exceeded management's expectations.

   In the years ended December 31, 1998 and 1999, the month ended January 31, 2000, and the year ended January 31, 2001, revenues from SeaChange's five largest customers represented approximately 55%, 47%, 47%, and 44% respectively, of SeaChange's total revenues. In the years ended December 31, 1998 and 1999, the one month ended January 31, 2000, and the year ended January 31, 2001, two customers each accounted for more than 10% of SeaChange's revenues. The same two customers accounted for more than 10% of SeaChange's revenues in the years ended December 31, 1998 and 1999, and the one month ended January 31, 2000.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash, Cash Equivalents and Marketable Securities

   SeaChange considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. SeaChange invests its excess cash in money market funds, municipal securities and corporate debt securities that are subject to minimal credit and market risk. Marketable securities are classified as available-for-sale and are carried at market value, and any unrealized gains or losses are recorded as a part of stockholders' equity. Gross unrealized gains and losses on securities for the years ended December 31, 1998 and 1999, the one month ended January 31, 2000 and the year ended January 31, 2001, the cost of which is based upon the specific identification method, were not significant.

   Property and Equipment

   Property and equipment consist of land and buildings, office and computer equipment, leasehold improvements, demonstration equipment, deployed assets and spare components and assemblies used to service SeaChange's installed base. Demonstration equipment consists of systems manufactured by SeaChange for use in marketing and selling activities. Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases by use of the straight-line method. Deployed assets are the movie systems owned and manufactured by us that are installed in a hotel environment. Deployed assets are depreciated over the life of the related service agreements ranging from 3 to 7 years. Maintenance and repair costs are expensed as incurred. Significant improvements are capitalized and depreciated. Upon retirement or sale, the cost of the assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income.

   Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of components and subassemblies and finished products held for sale.

                         SEACHANGE INTERNATIONAL, INC.

Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, SeaChange evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required.

   SeaChange is dependent upon certain vendors for the manufacture of significant components of its digital advertising insertion, movie and broadcast systems. If these vendors were to become unwilling or unable to continue to manufacture these products in required volumes, SeaChange would have to identify and qualify acceptable alternative vendors. The inability to develop alternate sources, if required in the future, could result in delays or reductions in product shipments and thereby adversely affect SeaChange's revenue and profits.

   Goodwill and Intangible Assets

   Goodwill and assembled workforce are amortized on a straight-line basis over five to seven years. Software acquired in connection with acquisitions is amortized over the greater of the amount computed using (a) the ratio that current gross revenues for related products bear to total current and anticipated future gross revenues for that product or (b) on a straight-line basis over the estimated remaining life of the software. The carrying value of goodwill and intangible assets is reviewed on a quarterly basis for the existence of facts and circumstances both internally and externally that may suggest impairment or that the useful lives of these assets are no longer appropriate. To date, no such impairment has occurred. SeaChange determines whether an impairment has occurred based on gross expected future cash flows and measures the amount of impairment based on the related future flow estimated discounted cash flows. The cash estimates used to determine the impairment, if any, contain management's best estimates, using appropriate and customary assumptions and projections at that time.

   SeaChange defers legal costs associated with defending its existing patents. If the patent defense is successful, the costs are capitalized and amortized over their estimated remaining useful life. If the patent defense is unsuccessful, the amounts deferred are charged to operating expense. Included in goodwill and intangible assets at January 31, 2001 is approximately $2,500,000 of capitalized legal costs associated with the successful defense of SeaChange's patents. The patent intangible is being amortized over four years. Included in other assets at January 31, 2001 is approximately $715,000 in deferred legal costs associated with the on-going defense of certain of our patents. Accumulated amortization of goodwill and intangible assets was $850,000, $884,000 and $1,438,000 at December 31, 1999, January 31, 2000 and
January 31, 2001, respectively.

   Research and Development and Software Development Costs

   Costs incurred in the research and development of SeaChange's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishing technological feasibility and capitalized thereafter until the product is released for sale. Software development costs eligible for capitalization to date have not been material to SeaChange's financial statements. Costs associated with acquired software rights are capitalized if technological feasibility of the software has been established.

   Stock Compensation

   Employee stock awards under SeaChange's and its subsidiaries' compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related interpretations. SeaChange provides the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and related interpretations. Non-employee stock awards are accounted for in accordance with Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

                         SEACHANGE INTERNATIONAL, INC.

   Foreign Currency Translation

   SeaChange has determined that the functional currency of its foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated to U.S. dollars at current exchange rates as of each balance sheet date. Income and expense items are translated using average exchange rates during the year. Cumulative currency translation adjustments are presented as a separate component of stockholders' equity. Transaction gains and losses and unrealized gains and losses on intercompany receivables are recognized in the Statement of Operations and have not been material to date.

   Comprehensive Income

   Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. SeaChange has presented accumulated other comprehensive income and other comprehensive income in the Statement of Stockholders' (Deficit) Equity. Other comprehensive loss consists primarily of cumulative translation adjustments.

   Advertising Costs

   Advertising costs are charged to expense as incurred. Advertising costs were $624,000, $857,000, $40,000, and $1,089,000, for the years ended December
31, 1998 and 1999, the month ended January 31, 2000, and the year ended January 31, 2001, respectively.

   Earnings Per Share

   Earnings per share are presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share", ("SFAS 128") which requires the presentation of "basic" earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings per share the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock, such as stock options and restricted stock.

   For the year ended December 31, 1998, the one month ended January 31, 2000 and the one month ended January 31, 1999, 2,114,000, 2,055,000 and 2,057,000 common shares issuable upon the exercise of stock options, respectively, and 1,792,000 shares of unvested restricted common stock for the year ended December 31, 1998, are antidilutive because SeaChange recorded a net loss for the periods and, therefore, have been excluded from the diluted earnings per share computations.

                         SEACHANGE INTERNATIONAL, INC.

   Below is a summary of the shares used in calculating basic and diluted earnings per share for the periods indicated:

                          Year Ended December
                                  31,          Month Ended Year Ended Month Ended
                         --------------------- January 31,  January   January 31,
                            1998       1999       2000      31, 2001     1999
                         ---------- ---------- ----------- ---------- -----------
                                                                      (unaudited)
Weighted average shares
 used in calculating
 earnings per share--
 Basic.................. 18,982,000 20,883,000 21,269,000  21,745,000 20,901,000
Dilutive common stock
 equivalents............        --     891,000        --    1,489,000        --
                         ---------- ---------- ----------  ---------- ----------
Weighted average shares
 used in calculating
 earnings per share--
 Diluted................ 18,982,000 21,774,000 21,269,000  23,234,000 20,901,000
                         ========== ========== ==========  ========== ==========

   New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. This accounting standard amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. We will adopt SFAS No. 133, as amended, in fiscal year 2002. To date we have not utilized derivative instruments or hedging activities and, therefore, the adoption of SFAS 133 is not expected to have a material impact on our financial position or results of operations.

3. Change in Accounting Principle

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Historically, for some of SeaChange's sales transactions, a portion of the sales price, typically 25%, was not due until installation occurred. Under SAB 101 and the new accounting method adopted retroactive to February 1, 2000, SeaChange now defers the portion of the sales price not due until installation is complete. During the fourth quarter of the twelve months ended January 31, 2001, SeaChange implemented the SEC's SAB 101 guidelines, retroactive to the beginning of the year. This was reported as a cumulative effect of a change in accounting principle as of February 1, 2000. The cumulative effect of the change in accounting principle on prior years resulted in a charge to income of $1.1 million (net of income taxes of $732,000), or $0.05 per diluted share, which has been included in income for the twelve months ended January 31, 2001. For the twelve months ended January 31, 2001, SeaChange recognized $1.5 million in revenue that is included in the cumulative effect adjustment as of February 1, 2000. During the twelve months ended January 31, 2001, SeaChange changed its standard payment terms such that no portion of the sales price is due upon installation. The results for the first three quarters of twelve months ended January 31, 2001 have been restated to conform with SAB 101. The pro forma results for prior periods presented in the consolidated statement of operations were calculated assuming the accounting change was made retroactively to all prior periods presented.

                         SEACHANGE INTERNATIONAL, INC.

4. Consolidated Balance Sheet Detail

   Inventories consist of the following:

                                                              January 31,
                                             December   -----------------------
                                             31, 1999      2000        2001
                                            ----------- ----------- -----------
   Components and assemblies............... $14,739,000 $17,602,000 $18,695,000
   Finished products.......................   2,389,000   2,487,000   6,212,000
                                            ----------- ----------- -----------
                                            $17,128,000 $20,089,000 $24,907,000
                                            =========== =========== ===========

   Property and equipment consist of the following:

                                Estimated
                                 useful                      January 31,
                                  life    December 31, -----------------------
                                 (years)      1999        2000        2001
                                --------- ------------ ----------- -----------
   Land........................           $        --  $        -- $   283,000
   Buildings...................     20             --           --   1,201,000
   Office furniture and
    equipment..................      5      1,645,000    2,268,000   2,454,000
   Computer and demonstration
    equipment..................      3     12,213,000   11,752,000  17,317,000
   Deployed assets.............    3-7      4,065,000    4,209,000   5,413,000
   Service and spare
    components.................      5      2,584,000    2,584,000   2,951,000
   Leasehold improvements......    1-7      1,096,000    1,065,000   1,676,000
   Automobiles.................      5         56,000       56,000     101,000
                                          -----------  ----------- -----------
                                           21,659,000   21,934,000  31,396,000
                                          -----------  ----------- -----------
   Less--Accumulated
    depreciation and
    amortization...............            11,121,000   11,442,000  15,510,000
                                          -----------  ----------- -----------
                                          $10,538,000  $10,492,000 $15,886,000
                                          ===========  =========== ===========

   Depreciation expense was $3,857,000, $3,806,000, $319,000, and $4,345,000 for the years ended December 31, 1998 and 1999, for the month ended January 31, 2000, and the year ended January 31, 2001, respectively.

   Accrued expenses consist of the following:

                                                               January 31,
                                             December 31, ---------------------
                                                 1999        2000       2001
                                             ------------ ---------- ----------
   Accrued software license fees............  $1,565,000  $1,565,000 $  157,000
   Accrued sales and use taxes..............     647,000          --    581,000
   Other accrued expenses...................   1,287,000   1,211,000  1,078,000
                                              ----------  ---------- ----------
                                              $3,499,000  $2,776,000 $1,816,000
                                              ==========  ========== ==========

5. Segment Information

   SeaChange has three reportable segments: broadband systems, broadcast systems and services. The broadband systems segment provides products to digitally manage, store and distribute digital video for cable system operators and telecommunications companies. The broadcast systems segment provides products for the storage, archival, on-air playback of advertising and other video programming for the broadcast television

                         SEACHANGE INTERNATIONAL, INC.

industry. The service segment provides installation, training, product maintenance and technical support for all of the above systems and content which is distributed by the broadband product segment. SeaChange does not measure the assets allocated to the segments. SeaChange measures results of the segments based on the respective gross profits. There were no inter-segment sales or transfers. Long-lived assets are principally located in the United States. SeaChange has changed its reportable segments from the prior year and has reclassed prior period amounts to conform to these current segments. The following summarizes the revenues and cost of revenues by reportable segment:

                                                    One month               One month
                            Year ended December 31,   ended    Year ended     ended
                            -----------------------  January   January 31, January 31,
                               1998        1999      31, 2000     2001        1999
                            ----------- ----------- ---------- ----------- -----------
                                                                           (unaudited)
   Revenues:
     Broadband............. $53,810,000 $51,664,000 $  190,000 $54,412,000 $  467,000
     Broadcast.............   4,223,000  16,793,000     36,000  20,574,000    230,000
     Services..............  14,891,000  16,764,000  1,484,000  23,482,000  1,211,000
                            ----------- ----------- ---------- ----------- ----------
                            $72,924,000 $85,221,000 $1,710,000 $98,468,000 $1,908,000
                            =========== =========== ========== =========== ==========
   Costs of revenues:
     Broadband............. $33,352,000 $29,702,000 $  503,000 $28,481,000 $  463,000
     Broadcast.............   2,420,000   9,187,000    130,000  11,447,000    207,000
     Services..............  13,611,000  14,962,000  1,445,000  18,798,000  1,049,000
                            ----------- ----------- ---------- ----------- ----------
                            $49,383,000 $53,851,000 $2,078,000 $58,726,000 $1,719,000
                            =========== =========== ========== =========== ==========

   The following summarizes revenues by geographic locations:

                                                    One month               One month
                            Year ended December 31,   ended    Year ended     ended
                            -----------------------  January   January 31, January 31,
                               1998        1999      31, 2000     2001        1999
                            ----------- ----------- ---------- ----------- -----------
                                                                           (unaudited)
   Revenues:
     United States......... $63,497,000 $65,730,000 $1,398,000 $78,025,000 $1,185,000
     Canada and South
      America..............     691,000   5,371,000     44,000   4,161,000    626,000
     Europe................   4,272,000   9,777,000    234,000   8,827,000     19,000
     Rest of world.........   4,464,000   4,343,000     34,000   7,455,000     78,000
                            ----------- ----------- ---------- ----------- ----------
                            $72,924,000 $85,221,000 $1,710,000 $98,468,000 $1,908,000
                            =========== =========== ========== =========== ==========

   For the years ended December 31, 1998 and 1999, the one month ended January 31, 2000, and the year ended January 31, 2001, certain customers accounted for more than 10% of SeaChange's revenues. Individual customers accounted for 24% and 15% in 1998; 15% and 10% in 1999; 16% and 11% in the one month ended January 31, 2000; and 12% and 10% in the twelve months ended January 31, 2001. The following summarizes revenues by significant customer:

                                        Year ended        One month
                                       December 31,         ended    Year ended
                                       ---------------   January 31, January 31,
                                        1998     1999       2000        2001
                                       ------   ------   ----------- -----------
   Customer A.........................     24%      15%       16%         --
   Customer B.........................     15%      10%       11%         12%
   Customer C.........................     --       --        --          10%

                         SEACHANGE INTERNATIONAL, INC.

6. Acquisition and Restructuring of Operations

   Acquisition

   On December 30, 1999, SeaChange acquired all of the authorized and outstanding common stock of Digital Video Arts, Ltd. in exchange for 330,000 shares of SeaChange's common stock using an exchange ratio of 0.033 of one share of SeaChange's common stock for each share of Digital Video Arts. The acquisition was accounted for as a pooling of interests. Digital Video Arts is a developer of custom software products specializing in digital video and interactive television. As a result of the acquisition, Digital Video Arts became a wholly-owned subsidiary of SeaChange. Total revenues of $85.2 million for the year ended December 31, 1999 consisted of $84.2 million of SeaChange's revenues and $1.0 million of Digital Video Arts' revenues. Net income of $497,000 for the same period consisted of SeaChange's net income of $1.1 million and Digital Video Arts' net loss of $592,000. Included in net income were acquisition costs of $684,000 consisting primarily of professional service fees. All intercompany transactions were eliminated in consolidation. Due to the acquisition, Digital Video Arts' previously unrecognized tax benefits of operating loss carryforwards were recognized by the combined Company in the applicable period. The accompanying consolidated financial statements for all the periods presented have been restated to include the results of operations, financial position and cash flows of Digital Video Arts.

   Restructuring of Operations

   In March 1998, SeaChange recorded a charge of $676,000 for the restructuring of operations as part of a planned consolidation of the operations of SC Asia. The charge for restructuring included $569,000 related to the termination of 13 employees, a provision of $60,000 related to the planned vacating of premises and $47,000 of compensation expense associated with stock options for certain terminated employees. At March 31, 1998, SeaChange had notified all terminated employees. All restructuring charges were paid as of December 31, 1998.

7. Lines of Credit and Long-term Bank Debt

   SeaChange had a $6.0 million revolving line of credit and a $5.0 million equipment line of credit with a bank. This revolving line of credit expired in March 2000 and SeaChange's ability to make purchases under the equipment line of credit expired in March 2000. In July 2000, SeaChange renewed its revolving line of credit and equipment line of credit with a bank. The revolving line of credit was extended until March 2001 and borrowings under the facility increased to $7.5 million. The equipment line of credit was extended to provide SeaChange additional equipment financing of $4.0 million through March 2001. In addition, SeaChange entered into a $3.0 million line of credit facility with the Export-Import Bank of the United States ("EXIM") which allows SeaChange to borrow money based upon eligible foreign customer account balances. The ability to borrow funds by SeaChange under this facility also expired in March 2001. SeaChange is currently in the process of negotiating the renewal of all the lines of credit. Borrowings under all the lines of credit are collateralized by substantially all of SeaChange's assets. Loans made under the revolving line of credit would generally bear interest at a rate per annum equal to the LIBOR rate plus 2% (9.05% at January 31, 2001). Loans under the EXIM line of credit bear interest at a rate per annum equal to the prime rate (9.5% at January 31, 2001). Loans made under the equipment line of credit bear interest at a rate per annum equal to the bank's base rate plus 1.0% (10.5% at January 31, 2001). The loan agreement relating to the lines of credit requires that SeaChange provide the bank with certain periodic financial reports and comply with certain financial ratios including the maintenance of total liabilities, excluding deferred revenue, to net worth ratio of at least .80 to 1.0. At January 31, 2001, SeaChange was not in compliance with certain financial covenants of the loan agreement for all the lines of credit. Subsequent to year-end, SeaChange received a waiver of non-compliance from the bank. As of January 31, 2001, there were $4.0 million in borrowings against the revolving line of credit and borrowings

                         SEACHANGE INTERNATIONAL, INC.

outstanding under the equipment line of credit were $4.9 million. There were no borrowings outstanding under the EXIM line of credit at January 31, 2001.

   In October 2000, SeaChange entered into an agreement with a bank to finance $1.2 million of the construction costs related to the purchase and renovation of a manufacturing mill in New Hampshire that SeaChange previously purchased in February 2000. During the construction period, interest is accrued and payable at a per annum rate of 8.875%. Upon occupancy of the building, the loan converted into two promissory notes whereby SeaChange will pay principal and interest based upon a fixed interest rate per annum over a five and ten year period, respectively (8.875% at January 31, 2001). Borrowings under the loan are secured by the land and buildings of the renovated mill. The loan agreement requires that SeaChange provide the bank with certain periodic financial reports and comply with certain financial ratios. At January 31, 2001, SeaChange were in compliance with all covenants. As of January 31, 2001, borrowings outstanding under the loan were $1.2 million.

   Principal payments under the lines of credit and the construction loan are payable over the next five years as follows:

                                                                      Payments
                                                                     -----------
   Year ended January 31, 2002...................................... $ 6,329,000
              2003..................................................   2,074,000
              2004..................................................     938,000
              2005..................................................     186,000
              2006..................................................     203,000
              Thereafter............................................     349,000
                                                                     -----------
       Total........................................................ $10,079,000
                                                                     ===========

8. Income Taxes

   The components of income (loss) before income taxes are as follows:

                                 Year ended December
                                         31,           Month ended  Year ended
                                ---------------------- January 31,  January 31,
                                    1998        1999      2000         2001
                                ------------  -------- -----------  -----------
   Domestic.................... $ (7,361,000) $331,000 $(3,614,000) $(2,704,000)
   Foreign.....................           --   151,000          --    2,107,000
                                ------------  -------- -----------  -----------
                                $(7,361,000)  $482,000 $(3,614,000) $  (597,000)
                                ============  ======== ===========  ===========

                         SEACHANGE INTERNATIONAL, INC.

   The components of the provision (benefit) for income taxes are as follows:

                                                                     Year
                              Year ended December                    ended
                                      31,             Month ended   January
                             -----------------------  January 31,     31,
                                 1998        1999        2000        2001
                             ------------  ---------  -----------  ---------
   Current provision
    (benefit):
     Federal................ $ (1,913,000) $ 532,000  $        --  $      --
     State..................           --    354,000           --         --
     Foreign................           --     56,000           --         --
                             ------------  ---------  -----------  ---------
                              (1,913,000)    942,000           --         --
                             ============  =========  ===========  =========
   Deferred benefit:
     Federal................     (124,000)  (586,000)    (889,000)  (538,000)
     State..................     (752,000)  (371,000)    (267,000)   (86,000)
     Foreign................           --         --           --    (66,000)
                             ------------  ---------  -----------  ---------
                                (876,000)   (957,000)  (1,156,000)  (690,000)
                             ------------  ---------  -----------  ---------
                             $(2,789,000)  $ (15,000) $(1,156,000) $(690,000)
                             ============  =========  ===========  =========

   The components of deferred income taxes are as follows:

                                          December
                                             31,      January 31,  January 31,
                                            1999         2000         2001
                                         -----------  -----------  -----------
   Deferred tax assets:
     Inventories.......................  $ 1,282,000  $ 1,133,000  $ 1,396,000
     Allowance for doubtful accounts...      405,000      366,000      207,000
     Deferred revenue..................      115,000           --           --
     Software..........................      107,000      106,000       97,000
     Accrued expenses..................      135,000      335,000        8,000
     Property and equipment............      104,000      200,000       57,000
     Research and development credit
      carryforwards....................      198,000      268,000    1,358,000
     Federal net operating loss
      carryforwards....................           --    1,339,000    3,769,000
     State net operating loss
      carryforwards....................      554,000      573,000      717,000
     Foreign net operating loss
      carryforwards....................           --           --       66,000
     Acquired net operating loss
      carryforwards and basis
      differences......................    3,361,000    3,361,000    3,361,000
                                         -----------  -----------  -----------
                                           6,261,000    7,681,000   11,036,000
     Valuation allowance...............   (3,361,000)  (3,361,000)  (3,361,000)
                                         -----------  -----------  -----------
       Total deferred tax assets.......    2,900,000    4,320,000    7,675,000
                                         -----------  -----------  -----------
   Deferred tax liabilities:
     Property and equipment............           --           --           --
     Deferred Revenue..................           --      246,000           --
                                         -----------  -----------  -----------
       Total deferred tax liabilities..           --      246,000           --
                                         -----------  -----------  -----------
   Net deferred income taxes...........  $ 2,900,000  $ 4,074,000  $ 7,675,000
                                         ===========  ===========  ===========

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under Statement of

                         SEACHANGE INTERNATIONAL, INC.

Financial Accounting Standards No. 109, "Accounting for Income Taxes," the benefit associated with future deductible temporary differences is recognized if it is more likely than not that the benefit will be realized. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

   The valuation allowance of $3,361,000 at December 31, 1999, January 31, 2000 and January 31, 2001 relates to net operating loss carryforwards and tax basis differences acquired in SeaChange's purchase of SC Asia. These acquired deferred tax assets may only be utilized to offset future taxable income attributable to SC Asia. In addition, the recognition of these deferred tax assets is subject to Internal Revenue Code change in ownership rules which may limit the amount that can be utilized to offset future taxable income. SeaChange believes that the valuation allowance is appropriate given the weight of objective evidence, including the historical operating results of IPC. Any tax benefits subsequently recognized related to these assets will first reduce the remaining balance in goodwill and then other acquired intangible assets.

   Although realizability is not assured, based on the weight of available evidence, SeaChange believes it is more likely than not that all remaining deferred tax assets will be realized. The amount of the deferred tax asset considered realizable is subject to change based on future events, including generating taxable income in future periods. SeaChange will continue to assess the need for the valuation allowance at each balance sheet date based on all available evidence. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if SeaChange does not generate sufficient taxable income in future periods.

   In accordance with APB 23, SeaChange does not provide for U.S. federal income taxes on the earnings of its non-U.S. subsidiaries, as it is management's plan to permanently reinvest in operations outside the U.S. At January 31, 2001, undistributed earnings of approximately $163,000 are considered by SeaChange to be permanently invested in certain foreign subsidiaries. The amount of tax that would be owed if the profits were distributed is $56,000.

   At January 31, 2001, SeaChange had federal and state net operating loss carryforwards of approximately $10,341,000 and $15,467,000, respectively, which expire at various dates through 2021. Of these amounts, $4,030,000 and $4,030,000, respectively, relate to deductions for disqualifying dispositions of incentive stock options that will be credited to paid-in capital, when realized.

   At January 31, 2001, SeaChange had federal and state research and development tax credit carryforwards of approximately $1,098,000 and $359,000, respectively, which expire at various dates through 2016. Of these amounts, $38,000 and $0, respectively, relate to qualified wage expenses incurred as a result of disqualifying dispositions of incentive stock options by employees that will be credited to paid-in capital, when realized.

                         SEACHANGE INTERNATIONAL, INC.

   The income tax provision (benefit) computed using the federal statutory income tax rate differs from SeaChange's effective tax rate primarily due to the following:

                                                                       Year
                                                                       Ended
                               Year Ended December 31   Month Ended   January
                               -----------------------  January 31,     31,
                                   1998        1999        2000        2001
                               ------------  ---------  -----------  ---------
Statutory U.S. federal tax
 rate.........................  $(2,552,000) $ 164,000  $(1,239,000) $(203,000)
  State taxes after state tax
   credits, net of federal tax
   benefits...................     (496,000)   (12,000)    (176,000)   (28,000)
  Other.......................      355,000     98,000      278,000    (93,000)
  Research and development tax
   credits....................     (316,000)  (446,000)     (25,000)  (443,000)
  Non-deductible acquisition
   costs......................           --    233,000           --         --
Acquired net operating
 losses.......................           --   (192,000)          --         --
  Nondeductible expenses,
   including write-off of
   acquired in-process
   research and development in
   1997.......................      220,000    140,000        6,000     77,000
                               ------------  ---------  -----------  ---------
                               $(2,789,000)  $ (15,000) $(1,156,000) $(690,000)
                               ============  =========  ===========  =========

   SeaChange's effective tax benefit rate was 38% and 3% in the year ended December 31, 1998 and 1999, respectively, 32% in the month ended January 31, 2000 and 116% in the year ended January 31, 2001. In the second quarter of 1999, the separate return limitation year (SRLY) regulations were finalized to allow for the use of acquired net operating loss carryforwards where an ownership change and an acquisition has taken place within a six month period. As a result of SeaChange's acquisition of Digital Video Arts, SeaChange recorded a tax benefit of $192,000 in the second quarter of 1999 related to the use of Digital Video Arts net operating loss carryforwards. In the fourth quarter of 1999, the federal research and development tax credit was retroactively extended through June 30, 2004. As a result, SeaChange recorded a tax benefit of $446,000 in the fourth quarter of 1999 related to the utilization of these tax credits.

9. Preferred Stock

   Stock Authorization

   The Board of Directors is authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges to be determined by the Board of Directors, including dividend rights, voting rights, redemption rights and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

10. Common Stock

   Microsoft Investment

   On May 8, 2000, SeaChange and Microsoft Licensing, Inc. entered into a licensing and development agreement whereby Microsoft agreed to license to SeaChange certain technology to be used by SeaChange in connection with the development by SeaChange of plug-ins for the streaming media server software update currently being developed by Microsoft to its Windows NT/Windows 2000 operating system. Under the terms of the agreement, SeaChange is also entitled to use the Microsoft technology to enhance SeaChange's software to use the updated streaming media server software being developed by Microsoft. The parties intend that SeaChange will be able to promote and ship the enhanced SeaChange software as its primary streaming media system for all Microsoft Windows 2000-based SeaChange systems.

                         SEACHANGE INTERNATIONAL, INC.

   In addition to the ability to use the technology owned by Microsoft and licensed to SeaChange pursuant to the licensing and development agreement, Microsoft purchased 277,162 shares of SeaChange's common stock for $10 million. In addition, under the terms of the agreement, Microsoft may purchase approximately $10 million of additional shares of SeaChange's common stock upon the satisfaction of certain commercial milestones. The initial shares purchased for $10 million was completed by SeaChange and Microsoft on May 23, 2000.

   Stock Split

   On December 10, 1999, the Board of Directors authorized a 3-for-2 stock split of SeaChange's common stock, which became effective on December 27, 1999. All shares of common stock, common stock options, preferred stock conversion ratios and per share amounts included in the accompanying consolidated financial statements have been adjusted to give retroactive effect to the stock split for 1999.

   Treasury Stock

   In 1999, SeaChange repurchased and retired 47,250 shares of its common stock from employees of SeaChange. All of the shares were held for more than six months from the time the shares became vested. Accordingly, no compensation expense was recorded for the difference between the repurchase price and the original purchase price paid by the stockholder.

   Reserved Shares

   At January 31, 2001, SeaChange had 3,982,183 shares of common stock reserved for issuance upon the exercise of common stock options and the purchase of stock under the Employee Stock Purchase Plan.

                         SEACHANGE INTERNATIONAL, INC.

11. Stock Plans

   Employee Stock Purchase Plan

   In September 1996, SeaChange's Board of Directors adopted and the stockholders approved an employee stock purchase plan (the "Stock Purchase Plan"), effective January 1, 1997, which provides for the issuance of a maximum of 450,000 shares of common stock to participating employees who meet eligibility requirements. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of SeaChange's stock and directors who are not employees of SeaChange may not participate in the Stock Purchase Plan. The purchase price of the stock is 85% of the lesser of the average market price of the common stock on the first or last business day of each six-month plan period. During the year ended December 31, 1998, and 1999, the one month ended January 31, 2000 and the year ended January 31, 2001, 79,157, 87,014, 0, and 67,795 shares of common stock, respectively, were issued under the Stock Purchase Plan. As of January 31, 2001, 171,992 shares are available under the Stock Purchase Plan for issuance.

   1995 Stock Option Plan

   The Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan") provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 4,800,000 shares of SeaChange's common stock by officers, employees, consultants and directors of SeaChange. The Board of Directors is responsible for administration of the 1995 Stock Option Plan and determining the term of each option, option exercise price, number of shares for which each option is granted and the rate at which each option is exercisable. Options generally vest ratably over five years. SeaChange may not grant an employee incentive stock options with a fair value in excess of $100,000 that are initially exercisable during any one calendar year.

   Incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of SeaChange's voting stock). Nonqualified stock options may be granted to any officer, employee, director or consultant at an exercise price per share as determined by SeaChange's Board of Directors.

   Options granted under the 1995 Stock Option Plan generally expire ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of SeaChange's voting stock).

   Director Stock Option Plan

   In June 1996, SeaChange's Board of Directors adopted and the stockholders approved a director stock option plan (the "Director Option Plan") which provides for the grant of options to full time directors of SeaChange to purchase a maximum of 45,000 shares of common stock under the Director Option Plan. Under the Director Option Plan, participating directors receive an option to purchase 5,062 shares of common stock per annum. Options granted under the Director Option Plan vest as to 33 1/3% of the shares underlying the option immediately upon the date of the grant, and vest as to an additional 8 1/3% of the shares underlying the option at the end of each of the next 8 quarters, provided that the optionee remains a director. Directors will also receive, on each three-year anniversary of such director's option grant date, an additional option to purchase 5,062 shares of common stock, provided that such director continues to serve on the Board of Directors. All options granted under the Director Option Plan have an exercise price equal to the fair value of the common stock on the date of grant and a term of ten years from the date of grant.

                         SEACHANGE INTERNATIONAL, INC.

   Transactions under the 1995 Stock Option Plan and the Director Option Plan during the years ended December 31, 1998 and 1999, the one month ended January 31, 2000 and the year ended January 31, 2001 are summarized as follows:

                                                                     Month ended          Year ended
                                 Year ended December 31,             January 31,         January 31,
                          --------------------------------------- ------------------- -------------------
                                 1998                1999                2000                2001
                          ------------------- ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted            Weighted
                                     average             average             average             average
                                     exercise            exercise            exercise            exercise
                           Shares     price    Shares     price    Shares     price    Shares     price
                          ---------  -------- ---------  -------- ---------  -------- ---------  --------
Outstanding at beginning
 of period                1,714,586   $ 7.60  2,113,824   $ 5.34  2,040,053   $ 7.79  2,054,539   $ 8.29
Granted.................  1,334,594     4.95    524,739    14.76     35,400    35.50  2,006,977    26.82
Exercised...............   (135,790)    3.71   (310,753)    3.94    (14,330)    4.28   (392,669)    4.57
Cancelled...............   (799,566)    9.99   (287,757)    6.00     (6,584)    6.61   (203,883)   19.57
                          =========           =========           =========           =========
Outstanding at period
 end....................  2,113,824   $ 5.34  2,040,053   $ 7.79  2,054,539   $ 8.29  3,464,964   $18.80
                          =========           =========           =========           =========
Options exercisable at
 period end.............    473,465             594,265             625,387             834,024
Weighted average fair
 value of options
 granted during the
 period.................              $ 3.54              $ 7.11              $26.57              $22.36

   The following table summarizes information about employee and director stock options outstanding at January 31, 2000 and January 31, 2001:

                              Options outstanding at           Options outstanding at
                                 January 31, 2000                 January 31, 2001
                         -------------------------------- --------------------------------
                                      Weighted                         Weighted
                                       average                          average
                                      remaining  Weighted              remaining  Weighted
                                     contractual average              contractual average
                           Number       life     exercise   Number       life     exercise
                         outstanding   (years)    price   outstanding   (years)    price
                         ----------- ----------- -------- ----------- ----------- --------
Range of exercise
 prices:
  $0.33 to 0.82.........    142,580     3.48      $ 0.75      34,496     4.68      $ 0.70
  2.80 to 4.00..........    540,831     8.51        3.87     393,814     7.72        3.95
  4.45 to 6.25..........    697,412     8.01        5.48     543,049     7.02        5.47
  6.58 to 10.00.........    285,505     8.50        7.47     237,247     7.59        7.49
  10.33 to 14.33........    143,677     9.17       11.55     128,271     8.24       11.46
  19.17 to 23.31........     74,138     6.73       19.46   1,017,361     9.60       23.08
  26.75 to 39.13........    170,396     9.91       33.92   1,110,726     9.22       30.49
                          ---------     ----      ------   ---------     ----      ------
                          2,054,539     8.09      $ 8.29   3,464,964     8.62      $18.80
                          =========     ====      ======   =========     ====      ======

                         SEACHANGE INTERNATIONAL, INC.

                                     Options exercisable  Options exercisable
                                     at January 31, 2000  at January 31, 2001
                                     -------------------- --------------------
                                                 Weighted             Weighted
                                                 average              average
                                       Number    exercise   Number    exercise
                                     exercisable  price   exercisable  price
                                     ----------- -------- ----------- --------
Range of exercise prices $0.33 to
 0.82...............................   117,781    $0.76      34,496    $ 0.70
2.80 to 4.00........................   152,791     3.72     143,364      3.87
4.45 to 6.25........................   250,966     5.41     288,960      5.41
6.58 to 10.00.......................    48,899     7.64      97,122      7.54
10.33 to 14.33......................    12,812    12.91      41,847     11.63
19.17 to 23.31......................    42,138    19.33      39,343     19.47
26.75 to 39.13......................        --       --     188,892     30.68
                                       -------    -----     -------    ------
                                       625,387    $5.39     834,024    $11.90
                                       =======    =====     =======    ======

   Fair Value Disclosures

   SeaChange applies APB 25 in accounting for employee stock awards. Compensation expense associated with equity awards of $47,000 has been recorded for the year ended December 31, 1998. Had compensation expense for SeaChange's employee stock plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, SeaChange's net income (loss) and earnings (loss) per share would have been as follows:

                              Year ended December   Month ended   Year ended
                                      31,           January 31,  January 31,
                              --------------------- -----------  ------------
                                 1998        1999      2000          2001
                              -----------  -------- -----------  ------------
Net income (loss)
  As reported................ $(4,572,000) $497,000 $(2,458,000) $ (1,007,000)
  Pro forma.................. $(6,456,000) $122,000 $(2,703,000) $(14,825,000)
Basic earnings (loss) per
 share
As reported.................. $     (0.24) $   0.02 $     (0.12) $      (0.05)
  Pro forma.................. $     (0.34) $   0.01 $     (0.13) $      (0.68)
Diluted earnings (loss) per
 share
  As reported................ $     (0.24) $   0.02 $     (0.12) $      (0.05)
  Pro forma.................. $     (0.34) $   0.01 $     (0.13) $      (0.68)

   The fair value of each option granted was estimated on the date of grant assuming a weighted average volatility factor of 67% for the year ended December 31, 1998, 46% for the year ended December 31, 1999, and 100% for the month ended January 31, 2000 and twelve months ended January 31, 2001. Additional weighted average assumptions used for grants during the years ended December 31, 1998 and 1999, the one month ended January 31, 2000 and the year ended January 31, 2001 included: dividend yield of 0.0% for all periods; risk-free interest rates of 6.00% for options granted during the year ended December 31, 1998, 5.54% for options granted during the year ended December 31, 1999 and the one month ended January 31, 2000 and 4.94% for option granted the year ended January 31, 2001; and an expected option term of 5 years for all periods.

   Because additional option grants are expected to be made each year and options vest over several years, the above pro forma disclosures are not representative of pro forma effects of reported net income for future years.

                         SEACHANGE INTERNATIONAL, INC.

   Stock Option Repricing

   On January 23, 1998, the Compensation and Option Committee of the Board of Directors of SeaChange ("Committee") determined that, because certain stock options held by employees of SeaChange had an exercise price significantly higher than the fair market value of SeaChange's common stock, such stock options were not providing the desired long-term incentive to employees. Accordingly, the Committee granted those employees whose options were between $10.00 and $16.42 per share an opportunity to cancel their existing options for new options on a 1-for-1 basis, with a new five-year vesting schedule beginning on January 23, 1998. Employees whose options were above $16.42 were offered an opportunity to cancel their existing options for new options on a 2-for-3 basis, with no change in their original vesting schedule. As a result of this stock option repricing, new options were granted to purchase 319,169 shares of common stock and the average exercise price of such options was reduced from $14.79 per share to $5.50 per share, the fair market value of SeaChange's common stock at the close of the market on January 22, 1998. With the exception of one executive officer, SeaChange's directors and executive officers were not eligible to participate in this stock option repricing. During the execution of the stock option repricing plan, SeaChange's stock price was below $5.50 per share and, therefore, no compensation charge was recorded as a result of the stock option repricing.

12. Commitments and Contingencies

   SeaChange leases its operating facilities and certain office equipment under non-cancelable capital and operating leases, which expire at various dates through 2007. Rental expense under operating leases was approximately $1,341,000, $1,681,000, $167,000, and $2,307,000 for the years ended December
31, 1998 and 1999, the month ended January 31, 2000, and the year ended January 31, 2001, respectively. Future commitments under minimum lease payments as of January 31, 2001 are as follows:

                                                            Capital  Operating
                                                            -------- ----------
Year ended January 31, 2002................................ $221,000 $1,638,000
           2003............................................  145,000  1,334,000
           2004............................................   60,000    871,000
           2005............................................      --     861,000
           2006............................................      --     295,000
           Thereafter......................................      --     327,000
                                                            -------- ----------
Minimum lease payments.....................................  426,000 $5,326,000
                                                                     ==========
  Less: Amount representing interest.......................   39,000
                                                            --------
                                                            $387,000
                                                            ========

   SeaChange had non-cancelable purchase commitments for inventories of approximately $5,400,000 at January 31, 2001.

   On March 17, 2000, Beam Laser Systems, Inc. and Frank L. Beam instituted a claim (Civil Action No. 2:00-CV-195) in the federal courts in the Eastern District of Virginia against one of our customers, Cox Communications, Inc. This claim was later amended by Beam Laser on June 16, 2000 to also include two related companies of Cox Communications: CableRep, Inc. and CoxCom, Inc. Beam Laser has asserted that the ad insertion technology, which includes our spot ad insertion system, used by Cox Communications, CableRep and CoxCom infringes two of the patents held by Beam Laser (Patents No. 4,814,883 and 5,200,825). Beam Laser is seeking both an injunction and monetary damages from the defendants in that case. The defendants have made a counterclaim against Beam Laser seeking a declaration of non-infringement, invalidity and unenforceability of the two patents held by Beam Laser that are at question. On May 19, 2000, we filed a motion seeking to intervene in the action between our customer and Beam Laser, and to transfer the case to the District Court of

                         SEACHANGE INTERNATIONAL, INC.

Massachusetts. On June 23, 2000, the court granted our intervention motion and deferred ruling on the issue of transfer. Also on June 23, 2000, we filed our intervenor complaint in the Virginia action seeking, among other things, a declaratory judgment of non-infringement, invalidity and unenforceability regarding the two patents of Beam Laser that are at question. In addition, we have agreed to indemnify our customer for claims brought against the customer that are related to the customer's use of our products. On October 23, 2000, the court denied our motion to transfer. On November 29, 2000, Beam Laser filed a motion to amend its pleading to add claims against us seeking equitable relief, a finding of willful or contributory infringement, and attorneys' fees. On January 26, 2001, the magistrate denied Beam Laser's motion to amend. Beam Laser has filed an objection to this denial, and on March 16, 2001, the court allowed Beam's motion to amend the complaint, to add charges of infringement against SeaChange, but not allowing any claims for damages or willful infringement. In addition, on April 20, 2001, the court denied a motion for summary judgement of laches, stating it will schedule an evidentiary hearing. On June 1, 2001, the court granted our motion for summary judgment of non-infringement disposing of all claims asserted against SeaChange. Also, on June 1, 2001, the court granted our customer's motion for summary judgment of non-infringement of one of its facilities. Our motions and those of the Cox companies for summary judgment are still pending, as are the counterclaims against Beam Laser. The court has set a date of July 16, 2001 for trial on all remaining claims.

   On June 13, 2000, we filed in the United States District Court for the District of Delaware a lawsuit against one of our competitors, nCube Corp., whereby we alleged that nCube's MediaCube-4 product infringed a patent held by us (Patent No. 5,862,312). In instituting the claim, we sought both a permanent injunction and damages in an unspecified amount. nCube made a counterclaim against us that the patent held by us was invalid and that nCube's MediaCube-4 product did not infringe our patent. On September 6, 2000, nCube conceded, based on the District Court's prior claim construction ruling, that its MediaCube-4 product infringed our patent. On September 25, 2000 a jury upheld the validity of our patent. nCube has filed motions challenging both the jury's verdict and the District Court's claim construction ruling. The District Court has yet to rule on nCube's motions. At this time we are awaiting the court's decision regarding a permanent injunction. Damages will be determined in future proceedings.

   On January 8, 2001, nCube Corp. filed a complaint against us in the United States District Court for the District of Delaware alleging that our use of our Media Cluster, Media Express and Media Server technology each infringe a patent held by nCube (Patent No. 5,805,804). In instituting the claim, nCube has sought both an injunction and monetary damages in an unspecified amount. We responded on January 26, 2001, denying that the claim of infringement. We also asserted a counterclaim seeking a declaration from the District Court that U.S. Patent No. 5,805,804 is invalid and not infringed.

   On June 14, 1999, we filed a defamation complaint against Jeffrey Putterman, Lathrop Investment Management, Inc. and Concurrent Computer Corporation in the Circuit Court of Pulaski County, Arkansas alleging that the defendants conspired to injure our business and reputation in the marketplace. The complaint further alleges that Mr. Putterman and Lathrop Investment Management, Inc. defamed us through false postings on an Internet message board. The complaint seeks unspecified amounts of compensatory and punitive damages. On June 14, 2000, Concurrent filed a counterclaim under seal against us seeking unspecified damages. These motions are currently pending and no trial date has been set.

   We cannot be certain of the outcome of the foregoing litigation, but do plan to oppose allegations against us and assert our claims against other parties vigorously. In addition, as these claims are subject to additional discovery and certain claims for damages are as yet unspecified, we are unable to estimate the impact to our business, financial condition, and results of operations or cash flows.

                         SEACHANGE INTERNATIONAL, INC.

13. Employee Benefit Plan

   SeaChange sponsors a 401(k) retirement savings plan (the "Plan"). Participation in the Plan is available to full-time employees who meet eligibility requirements. Eligible employees may contribute up to 15% of their annual salary, subject to certain limitations. SeaChange matches contributions up to 25% of the first 6% of compensation contributed by the employee to the Plan. During the years ended December 31, 1998 and 1999, the month ended January 31, 2000, and the year ended January 31, 2001, SeaChange contributed $189,000, $225,000, $19,000, and $286,000, respectively, to the Plan.

14. Comcast Equity Investment and Video-On-Demand Purchase Agreements

   On December 1, 2000, SeaChange and Comcast Cable Communications, Inc. entered into a video-on-demand purchase agreement for SeaChange's interactive television video servers and related services. Under the terms of the video-on-demand purchase agreement, Comcast has committed to purchase SeaChange's equipment capable of serving a minimum of one million cable subscribers by approximately December 2002. In addition, Comcast may earn up to an additional 450,000 incentive common stock purchase warrants through December 2003 based on the number of cable subscribers in excess of one million who are served by SeaChange's equipment which has been purchased by Comcast. In connection with the execution of this commercial agreement, SeaChange entered into a common stock and warrant purchase agreement, dated as of December 1, 2000, with Comcast SC Investment, Inc., whereby Comcast SC agreed to purchase, subject to certain closing conditions including registration of the shares purchased thereby, 466,255 shares of SeaChange's common stock for approximately $10 million and Comcast SC would receive a warrant to purchase 100,000 shares, exercisable at $21.445 per share, of SeaChange's common stock. This stock and warrant purchase agreement was terminated by SeaChange and Comcast SC on February 28, 2001. The terms and conditions of the video-on-demand purchase agreement have not been modified.

   On February 28, 2001, SeaChange and Comcast SC signed and closed a new common stock and warrant purchase agreement on terms similar to the prior agreement. Under the terms of this new agreement, SeaChange sold in a private placement to Comcast SC for approximately $10,000,000 an aggregate of 756,144 shares of SeaChange's common stock and a warrant to purchase 100,000 shares of SeaChange's common stock with an exercise price of $13.225 per share. Under certain conditions determined upon the effectiveness of the registration of the shares, the number of common shares purchased and the number of common stock purchase warrants and related exercise price are subject to adjustment. An additional number of shares of common stock shall be issued to Comcast SC without any additional consideration as is equal to the difference between 756,144, the number of shares of common stock issued on February 28, 2001, and the number of shares obtained by dividing $10,000,000 by the lower of 1) 92% of the closing market price of SeaChange's common stock on the date of effectiveness of the registration statement, and 2) the average of the closing market price of SeaChange's common stock for the five trading days ending on the effective date of the registration statement, if either of such prices is lower than $13.225. The warrant agreement contains an adjustment mechanism such that the warrant is exercisable for an additional 25,000 shares of SeaChange's common stock if the registration statement has not been declared effective on or before March 31, 2001 and an additional 333.33 shares of SeaChange's common stock per day beginning on and including May 1, 2001 for each day up to and including the day the registration statement is declared effective. The warrant agreement also provides that the exercise price of the warrant will be reduced on the effective date of the registration statement to the lower of 1) 92% of the closing market price of SeaChange's common stock on the effective date of the registration statement, and 2) the average of the closing market prices of SeaChange's common stock for the five trading days ending on the date of effectiveness of the registration statement, if either of such prices is lower than $13.225, the exercise price as of the closing date.

                         SEACHANGE INTERNATIONAL, INC.

   SeaChange will determine the intrinsic value of the common stock purchase and will measure the fair value of the 100,000 common stock purchase warrants at the closing date and will record these amounts as contra-equity. Upon effectiveness of the registration statement, SeaChange will measure the fair value of the additional common shares issued, if any, and the incremental fair value of the common stock warrants, and will add those amounts to the amount of contra-equity initially recorded at the closing date. The contra-equity amount will be amortized in future periods as an offset to gross revenue in proportion to the revenue recognized from the sale of equipment with respect to the first one million subscribers Comcast has committed to under the video-on-demand purchase agreement. The fair value of the additional incentive common stock purchase warrants will also be recorded as an offset to gross revenue as the warrants are earned by Comcast, if any.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of SeaChange International, Inc.:

   Our audits of the consolidated financial statements referred to in our report dated March 5, 2001, except for the information presented in Note 12 for which the date is June 12, 2001, appearing in the Annual Report to Shareholders of SeaChange International Inc. also included an audit of the financial statement schedule listed in Item 14(a)(2) of Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                          /s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 2001

                                  Schedule II

                         SEACHANGE INTERNATIONAL, INC.

                 VALUATION OF QUALIFYING ACCOUNTS AND RESERVES

                            Balance at Charged to Deductions        Balance at
                            beginning  costs and     and              end of
                            of period   expenses  write-offs  Other   period
                            ---------- ---------- ----------  ----- ----------
Allowance for Doubtful
 Accounts:
  Year ended December 31,
   1998.................... $  559,000 $  497,000 $(186,000)  $ --  $  870,000
  Year ended December 31,
   1999.................... $  870,000 $  225,000 $(187,000)  $ --  $  908,000
  Month ended January 31,
   2000.................... $  908,000 $       -- $      --   $ --  $  908,000
  Year ended January 31,
   2001.................... $  908,000 $  516,000 $(682,000)  $ --  $  742,000
Inventory Valuation
 Allowance:
  Year ended December 31,
   1998.................... $1,504,000 $2,016,000 $(919,000)  $ --  $2,601,000
  Year ended December 31,
   1999.................... $2,601,000 $  458,000 $(395,000)  $ --  $2,664,000
  Month ended January 31,
   2000.................... $2,664,000 $   11,000 $     --    $ --  $2,675,000
  Year ended January 31,
   2001.................... $2,675,000 $  823,000 $(722,000)  $ --  $2,776,000

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